UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2025

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Explanatory Note:

On March 10, 2025, SK Telecom Co., Ltd. (the “Company”) publicly disclosed its audited separate financial statements as of and for the year ended December 31, 2024 (the “Separate Audited Financial Statements”). The Separate Audited Financial Statements, which are set forth below in this report, shall replace and supersede the preliminary and unaudited separate financial statement information set forth in the Company’s current report on Form 6-K furnished on February 28, 2025 (regarding the resolution to call the annual general meeting of shareholders), as well as the related information set forth in the Company’s current reports on Form 6-K furnished on February 12, 2025 (regarding (i) changes of 15% or more in revenue or profit and (ii) preliminary results of operations).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By: /s/ Hee Jun Chung
(Signature)
Name: Hee Jun Chung
Title: Vice President

Date: March 10, 2025

SK TELECOM CO., LTD.

Separate Financial Statements

For each of the years ended December 31, 2024 and 2023

(With the Independent Auditor’s Report Thereon)

Independent Auditor’s Report

(English Translation of a Report Originally Issued in Korean)

The Shareholders and Board of Directors

SK Telecom Co., Ltd.

Opinion

We have audited the accompanying separate financial statements of SK Telecom Co., Ltd. (the “Company”) which comprise the separate statements of financial position as of December 31, 2024 and 2023, and the separate statements of income, comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2024, and notes to the separate financial statements, including a summary of material accounting policies.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of the Company as of December 31, 2024 and 2023, and its separate financial performance and its separate cash flows for each for each of the two years in the period ended December 31, 2024 in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”).

We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on the criteria established in Conceptual Framework for Designing and Operating Internal Control over Financial Reporting in accordance with the Korean Standards on Auditing (“KSA”) issued by the Operating Committee of internal control over financial reporting, and our report dated March 10, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

We conducted our audits in accordance with KSA. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Separate Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the separate financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matter

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the separate financial statements of the current period. These matters were addressed in the context of our audit of the separate financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context.

Cut-off of revenues from the wireless services

As described in notes 3 (21) and 27 to the separate financial statements, the Company’s revenue from the wireless services is recognized based on data from a complex array of information technology systems which process a significant volume of transactions with its customers. Furthermore, the transactions involve a variety of contractual terms from new subscriptions to deactivations or churn, and changes of rate plans during the period. Therefore, we have identified timing of revenue recognition related to the Company’s wireless services as a key audit matter. Related revenue from the wireless services amounted to ~~W~~10,671,222 million in 2024.

The primary procedures we performed to address this key audit matter included:

•

Inspecting major contracts with subscribers to assess whether the Company’s revenue recognition policies based on the terms and conditions as set out in the contracts, are consistent with reference to the requirements of KIFRS 1115;

•	Testing internal controls relating to the timing of revenue recognition for the wireless services; and

•	Evaluating the appropriateness of the timing of revenue recognition by recalculating the prorated revenue based on the subscribed rate plan and comparing it with the billing information.

Responsibilities of Management and Those Charged with Governance for the Separate Financial Statements

Management is responsible for the preparation and fair presentation of the separate financial statements in accordance with KIFRS, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the separate financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Separate Financial Statements

Our objectives are to obtain reasonable assurance about whether the separate financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KSA will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separate financial statements.

As part of an audit in accordance with KSA, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine this matter that was of most significant in the audit of the separate financial statements of the current period and is therefore the key audit matter. We describe this matter in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Yoo, Jung Ho.

March 10, 2025

This report is effective as of March 10, 2025, the independent auditor’s report date. Accordingly, certain material subsequent events or circumstances may have occurred during the period from the date of independent auditor’s report date to the time this report is used. Such events and circumstances could significantly affect the accompanying separate financial statements and may result in modifications to this report.

SK TELECOM CO., LTD.

SEPARATE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

The accompanying separate financial statements, including all footnote disclosures, have been prepared by, and are the responsibility of, the Company.

Ryu, Young-Sang

Chief Executive Officer

SK TELECOM CO., LTD.

SK TELECOM CO., LTD.

Separate Statements of Financial Position

As of December 31, 2024 and 2023

(In millions of won)	Note	December 31, 2024		December 31, 2023
Assets
Current Assets:
Cash and cash equivalents	34,35	~~W~~	1,165,158	631,066
Short-term financial instruments	4,34,35		79,000	186,364
Accounts receivable – trade, net	5,34,35,36		1,508,893	1,495,617
Short-term loans, net	5,34,35,36		55,577	68,806
Accounts receivable – other, net	5,34,35,36,37		390,243	343,036
Contract assets	7,35		5,275	9,228
Prepaid expenses	6		1,802,742	1,828,646
Guarantee deposits	5,34,35,36		67,521	72,479
Derivative financial assets	19,34,35,38		80,650	—
Inventories, net			38,982	28,096
Non-current assets held for sale	40		11,568	—
Advanced payments and others	5,34,35		36,796	40,506

			5,242,405	4,703,844

Non-Current Assets:
Long-term financial instruments	4,34,35		354	354
Long-term investment securities	8,34,35		1,418,465	1,426,290
Investments in subsidiaries, associates and joint ventures	9		4,899,558	4,670,568
Property and equipment, net	10,12,36		8,515,225	9,076,459
Investment property, net	11		35,462	46,080
Goodwill	13		1,306,236	1,306,236
Intangible assets, net	14		1,683,018	2,250,829
Long-term loans, net	5,34,35,36		490	119
Long-term accounts receivable – other, net	5,34,35,37		239,008	308,868
Long-term contract assets	7,35		13,301	12,385
Long-term prepaid expenses	6		894,226	898,754
Guarantee deposits, net	5,34,35,36		85,939	91,220
Long-term derivative financial assets	19,34,35,38		148,172	118,533
Defined benefit assets	18		103,518	85,144
Other non-current assets			249	249

			19,343,221	20,292,088

Total Assets		~~W~~	24,585,626	24,995,932

(Continued)

SK TELECOM CO., LTD.

Separate Statements of Financial Position, Continued

As of December 31, 2024 and 2023

(In millions of won)	Note	December 31, 2024		December 31, 2023
Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable – other	34,35,36	~~W~~	1,543,989	1,794,997
Contract liabilities	7		76,682	59,814
Withholdings	34,35		717,547	608,352
Accrued expenses	34,35		996,204	911,460
Income tax payable	31		172,008	133,543
Provisions	17,39		40,710	31,313
Current portion of long-term debt, net	15,34,35,38		1,930,070	1,249,516
Lease liabilities	34,35,36,38		308,141	341,075
Current portion of long-term payables – other	16,34,35,38		367,765	367,770
Derivative financial liabilities	19,34,35,38		78,467	—
Other current liabilities	34,35		9,303	7,630

			6,240,886	5,505,470

Non-Current Liabilities:
Debentures, excluding current portion, net	15,34,35,38		4,955,124	5,807,423
Long-term borrowings, excluding current portion, net	15,34,35,38		200,000	250,000
Long-term payables – other	16,34,35,38		539,955	892,683
Long-term contract liabilities	7		1,528	4,398
Long-term derivative financial liabilities	19,34,35,38		3,437	295,876
Long-term lease liabilities	34,35,36,38		850,311	885,470
Long-term provisions	17		60,395	69,791
Deferred tax liabilities	31		717,278	801,995
Other non-current liabilities	34,35		55,858	46,733

			7,383,886	9,054,369

Total Liabilities			13,624,772	14,559,839

Shareholders’ Equity:
Share capital	1,20		30,493	30,493
Capital surplus and others	20,21,22,23		(4,551,820)	(4,766,147)
Retained earnings	24,25		15,273,451	15,032,473
Reserves	26		208,730	139,274
Total Shareholder’s Equity			10,960,854	10,436,093

Total Liabilities and Shareholder’s Equity		~~W~~	24,585,626	24,995,932

The accompanying notes are an integral part of the separate financial statements.

SK TELECOM CO., LTD.

Separate Statements of Income

For the years ended December 31, 2024 and 2023

(In millions of won, except for earnings per share)	Note	2024		2023
Operating revenue:	27,36
Revenue		~~W~~	12,774,060	12,589,220
Operating expenses:	36
Labor			1,139,968	943,924
Commissions	6		4,773,925	4,831,879
Depreciation and amortization			2,645,850	2,698,436
Network interconnection			463,783	490,114
Leased lines			193,896	189,059
Advertising			136,723	174,403
Rent			122,499	127,182
Cost of goods sold			600,190	548,155
Others	28		1,174,051	1,130,198

			11,250,885	11,133,350

Operating profit			1,523,175	1,455,870

Finance income	30		513,884	342,646
Finance costs	30		(485,535)	(441,390)
Other non-operating income	29		51,855	40,844
Other non-operating expenses	29		(141,478)	(24,019)
Gain (loss) relating to investments in subsidiaries, associates and joint ventures, net	9		15,183	(19,012)

Profit before income tax			1,477,084	1,354,939

Income tax expense	31		196,600	295,189

Profit for the year		~~W~~	1,280,484	1,059,750

Earnings per share:	32
Basic earnings per share (in won)		~~W~~	5,923	4,798
Diluted earnings per share (in won)			5,907	4,794

The accompanying notes are an integral part of the separate financial statements.

SK TELECOM CO., LTD.

Separate Statements of Comprehensive Income

For the years ended December 31, 2024 and 2023

(In millions of won)	Note	2024		2023
Profit for the year		~~W~~	1,280,484	1,059,750

Other comprehensive income (loss):
Items that will not be reclassified subsequently to profit or loss, net of taxes:
Remeasurement of defined benefit assets	18		(5,771)	43,656
Valuation gain (loss) on financial assets at fair value through other comprehensive income	26,30		13,659	(39,221)
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in unrealized fair value of derivatives	19,26,30		(4,721)	(11,488)

Other comprehensive income (loss) for the year, net of taxes			3,167	(7,053)

Total comprehensive income		~~W~~	1,283,651	1,052,697

The accompanying notes are an integral part of the separate financial statements.

SK TELECOM CO., LTD.

Separate Statements of Changes in Equity

For the years ended December 31, 2024 and 2023

(In millions of won)
				Capital surplus and others						Retained earnings	Reserves
	Note	Share capital		Paid-in surplus	Treasury shares	Hybrid bonds	Share option	Other	Sub-total			Total equity
Balance as of January 1, 2023		~~W~~	30,493	1,771,000	(36,702)	398,759	2,061	(6,641,811)	(4,506,693)	14,691,461	168,121	10,383,382
Total comprehensive income:
Profit for the year			—	—	—	—	—	—	—	1,059,750	—	1,059,750
Other comprehensive income (loss)	18,19,26,30		—	—	—	—	—	—	—	21,794	(28,847)	(7,053)

			—	—	—	—	—	—	—	1,081,544	(28,847)	1,052,697

Transactions with owners:
Annual dividends	33		—	—	—	—	—	—	—	(180,967)	—	(180,967)
Interim dividends	33		—	—	—	—	—	—	—	(542,282)	—	(542,282)
Share option	23		—	—	—	—	7,757	(600)	7,157	—	—	7,157
Interest on hybrid bonds	22		—	—	—	—	—	—	—	(17,283)	—	(17,283)
Redemption of hybrid bonds	22		—	—	—	(398,759)	—	(1,241)	(400,000)	—	—	(400,000)
Issuance of hybrid bonds	22		—	—	—	398,509	—	—	398,509	—	—	398,509
Transactions of treasury shares	21		—	—	(265,279)	—	—	159	(265,120)	—	—	(265,120)

			—	—	(265,279)	(250)	7,757	(1,682)	(259,454)	(740,532)	—	(999,986)

Balance as of December 31, 2023		~~W~~	30,493	1,771,000	(301,981)	398,509	9,818	(6,643,493)	(4,766,147)	15,032,473	139,274	10,436,093

Balance as of January 1, 2024		~~W~~	30,493	1,771,000	(301,981)	398,509	9,818	(6,643,493)	(4,766,147)	15,032,473	139,274	10,436,093
Total comprehensive income:
Profit for the year			—	—	—	—	—	—	—	1,280,484	—	1,280,484
Other comprehensive income (loss)	18,19,26,30		—	—	—	—	—	—	—	(66,289)	69,456	3,167

			—	—	—	—	—	—	—	1,214,195	69,456	1,283,651

Transactions with owners:
Annual dividends	33		—	—	—	—	—	—	—	(223,335)	—	(223,335)
Interim dividends	33		—	—	—	—	—	—	—	(530,082)	—	(530,082)
Share option	23		—	—	—	—	4,680	493	5,173	—	—	5,173
Interest on hybrid bonds	22		—	—	—	—	—	—	—	(19,800)	—	(19,800)
Acquisition and disposal of treasury shares	21		—	—	9,019	—	—	135	9,154	—	—	9,154
Retirement of treasury shares	21		—	—	200,000	—	—	—	200,000	(200,000)	—	—

			—	—	209,019	—	4,680	628	214,327	(973,217)	—	(758,890)

Balance as of December 31, 2024		~~W~~	30,493	1,771,000	(92,962)	398,509	14,498	(6,642,865)	(4,551,820)	15,273,451	208,730	10,960,854

The accompanying notes are an integral part of the separate financial statements.

SK TELECOM CO., LTD.

Separate Statements of Cash Flows

For the years ended December 31, 2024 and 2023

(In millions of won)	Note	2024		2023
Cash flows from operating activities:
Cash generated from operating activities:
Profit for the year		~~W~~	1,280,484	1,059,750
Adjustments for income and expenses	38		3,093,252	3,334,194
Changes in assets and liabilities related to operating activities	38		99,735	(148,374)

			4,473,471	4,245,570
Interest received			36,833	32,673
Dividends received			216,886	208,026
Interest paid			(293,944)	(283,654)
Income tax paid			(244,313)	(194,275)

Net cash provided by operating activities			4,188,933	4,008,340

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net			109,738	—
Collection of short-term loans			121,314	126,398
Proceeds from disposals of long-term investment securities			36,171	17,939
Proceeds from disposals of investments in subsidiaries, associates and joint ventures			80,691	26,819
Proceeds from disposals of property and equipment			43,052	9,731
Proceeds from disposals of intangible assets			24,793	4,423

			415,759	185,310
Cash outflows for investing activities:
Increase in short-term financial instruments, net			—	(11,115)
Increase in short-term loans			(108,326)	(125,072)
Acquisitions of long-term investment securities			(1,145)	(284,509)
Cash outflows from settlement of derivatives			(112,903)	—
Acquisitions of investments in subsidiaries, associates and joint ventures			(285,604)	(90,355)
Acquisitions of property and equipment			(1,676,884)	(1,977,806)
Acquisitions of intangible assets			(32,925)	(67,459)

			(2,217,787)	(2,556,316)

Net cash used in investing activities		~~W~~	(1,802,028)	(2,371,006)

(Continued)

SK TELECOM CO., LTD.

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2024 and 2023

(In millions of won)	Note	2024		2023
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from long-term borrowings		~~W~~	200,000	—
Proceeds from issuance of debentures			697,143	941,185
Cash inflows from settlement of derivatives			—	126,000
Proceeds from issuance of hybrid bonds			—	398,509

			897,143	1,465,694
Cash outflows for financing activities:
Repayments of short-term borrowings			—	(100,000)
Repayments of long-term borrowings			(390,000)	(100,000)
Repayments of long-term payables – other			(369,150)	(400,245)
Repayments of debentures			(860,000)	(1,309,000)
Payments of dividends			(753,390)	(723,215)
Redemption of hybrid bonds			—	(400,000)
Payments of interest on hybrid bonds			(19,800)	(17,283)
Repayments of lease liabilities			(341,989)	(354,235)
Acquisition of treasury shares			(15,788)	(285,487)

			(2,750,117)	(3,689,465)

Net cash used in financing activities			(1,852,974)	(2,223,771)

Net increase (decrease) in cash and cash equivalents			533,931	(586,437)
Cash and cash equivalents at beginning of the year			631,066	1,217,504
Effects of exchange rate changes on cash and cash equivalents			161	(1)

Cash and cash equivalents at end of the year		~~W~~	1,165,158	631,066

The accompanying notes are an integral part of the separate financial statements.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

1.	Reporting Entity

SK Telecom Co., Ltd. (“the Company”) was incorporated on March 29, 1984, under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The head office of the Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Company’s common shares are listed on the Stock Market of Korea Exchange, and its depositary receipts (DRs) are listed on the New York Stock Exchange. As of December 31, 2024, the Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued (%)
SK Inc.	65,668,397	30.57
National Pension Service	18,878,265	8.79
Institutional investors and other shareholders	124,493,193	57.96
Kakao Investment Co., Ltd.	3,846,487	1.79
Treasury shares	1,903,711	0.89

	214,790,053	100.00

2.	Basis of Preparation

These separate financial statements were prepared in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”), as prescribed in the Act on External Audits of Stock Companies of Korea. The accompanying separate financial statements have been translated into English from Korean financial statements. In the event of any differences in interpreting the financial statements or the independent auditor’s report thereon, Korean version, which is used for regulatory reporting purposes, shall prevail.

These financial statements are separate financial statements prepared in accordance with KIFRS 1027, Separate Financial Statements, presented by a parent and an investor with joint control of or significant influence over an investee, in which the investments are accounted for at cost less impairment, if any.

The separate financial statements were authorized for issuance by the Board of Directors on February 11, 2025, which may be subject to final amendments and approval at the shareholders’ meeting to be held on March 26, 2025.

(1)	Basis of measurement

The separate financial statements have been prepared on the historical cost basis, except for the following material items in the separate statement of financial position:

•	derivative financial instruments measured at fair value;

•	financial instruments measured at fair value through profit or loss (“FVTPL”);

•	financial instruments measured at fair value through other comprehensive income (“FVOCI”);

•	liabilities measured at fair value for cash-settled share-based payment arrangement; and

•	liabilities (assets) for defined benefit plans recognized at the total present value of defined benefit obligations less the fair value of plan assets.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

2.	Basis of Preparation, Continued

(2)	Functional and presentation currency

These separate financial statements are presented in Korean won, which is the currency of the primary economic environment in which the Company operates.

(3)	Use of estimates and judgments

The preparation of the separate financial statements in conformity with KIFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

1) Critical judgments

Information about critical judgments in applying accounting policies that have the most significant effects on the amounts recognized in the separate financial statements is included in notes for the following areas: financial risk management.

2) Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year is included in the following notes: loss allowance (notes 5 and 35), estimated useful lives of costs to obtain a contract (notes 3 (21), and 6), property and equipment and intangible assets (notes 3 (7), (8), 10 and 14), impairment of goodwill (notes 3 (10) and 13), recognition of provision (notes 3 (15) and 17), measurement of defined benefit liabilities (notes 3 (14) and 18), transaction of derivative instruments (notes 3 (6) and 19) and recognition of deferred tax assets (liabilities) (notes 3 (23) and 31).

3) Fair value measurement

The Company’s accounting policies and disclosures require the measurement of fair values, for both a number of financial and non-financial assets and liabilities. The Company has established policies and processes with respect to the measurement of fair values including Level 3 fair values, and the measurement of fair values is reviewed and is directly reported to the finance executives.

The Company regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the Company assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of KIFRS, including the level in the fair value hierarchy in which such valuations should be classified.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

2.	Basis of Preparation, Continued

(3)	Use of estimates and judgments, Continued

3) Fair value measurement, Continued

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements is included in note 19 and note 35.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

3.	Material Accounting Policies

The material accounting policies applied by the Company in the preparation of its separate financial statements in accordance with KIFRS are included below. Except for certain standards and amendments which are effective for annual periods beginning on or after January 1, 2024, the material accounting policies applied by the Company in these separate financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2023. The Company has not early adopted any standards, and interpretations or amendments that have been issued but are not yet effective.

The new and amended standards and interpretations that are effective for annual periods beginning on or after January 1, 2024 are as follows. These amended standards had no material impact on the Company’s separate financial statements.

•	Classification of Liabilities as Current or Non-current, Non-current Liabilities with Covenants (Amendments to KIFRS 1001)

•	Disclosures of Information on Supplier Finance Arrangements (Amendments to KIFRS 1007 and KIFRS 1107)

•	Lease Liability in a Sale and Leaseback (Amendments to KIFRS 1116)

•	Disclosures of Virtual Assets (Amendments to KIFRS 1001)

(1)	Operating segments

The Company presents disclosures relating to operating segments on its consolidated financial statements in accordance with KIFRS 1108, Operating Segments, and such disclosures are not separately disclosed on these separate financial statements.

(2)	Investments in subsidiaries, associates, and joint ventures

These separate financial statements are prepared and presented in accordance with KIFRS 1027, Separate Financial Statements. The Company applies the cost method to investments in subsidiaries, associates and joint ventures in accordance with KIFRS 1027. Dividends from subsidiaries, associates, and joint ventures are recognized in profit or loss when the right to receive the dividends is established.

The assets and liabilities acquired under business combination under common control are recognized at the carrying amounts in the ultimate controlling shareholder’s consolidated financial statements. The difference between consideration and carrying amount of net assets acquired is added to or subtracted from capital surplus and others.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(3)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances, call deposits, and investment securities with maturities of three months or less from the acquisition date that are easily convertible to cash and subject to an insignificant risk of changes in their fair value.

(4)	Inventories

Inventories are initially recognized at the acquisition cost and subsequently measured using the average method. During the period, a perpetual inventory system is used to track inventory quantities, which is adjusted based on the physical inventory counts performed at the period end. When the net realizable value of inventories is less than cost, the carrying amount is reduced to the net realizable value, and any difference is charged to current period as operating expenses.

(5)	Non-derivative financial assets

1)	Recognition and initial measurement

Accounts receivable – trade and debt investments issued are initially recognized when they are originated. All other financial assets and financial liabilities are initially recognized when the Company becomes a party to the contractual provisions of the instrument.

A financial asset (unless an accounts receivable – trade without a significant financing component) or financial liability is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. An accounts receivable – trade without a significant financing component is initially measured at the transaction price.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

2)	Classification and subsequent measurement

On initial recognition, a financial asset is classified as measured at:

•	FVTPL

•	FVOCI – equity investment

•	FVOCI – debt investment

•	Financial assets at amortized cost

A financial asset is classified based on the business model in which a financial asset is managed and its contractual cash flow characteristics.

Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	its contractual terms give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding on specified dates.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	its contractual terms give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding on specified dates.

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income (“OCI”). This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

2) Classification and subsequent measurement, Continued

The following accounting policies are applied to the subsequent measurement of financial assets.

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVOCI	These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

3)	Impairment

The Company estimates the expected credit losses (“ECL”) for the debt instruments measured at amortized cost and FVOCI based on the Company’s historical experience and informed credit assessment that includes forward-looking information. The impairment approach is decided based on the assessment of whether the credit risk of a financial asset has increased significantly since initial recognition. However, the Company applies a practical expedient and recognizes impairment losses equal to lifetime ECLs for accounts receivable – trade and lease receivables from the initial recognition.

ECL is a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e., the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Company expects to receive).

At each reporting date, the Company assesses whether financial assets measured at amortized cost and debt investments at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Loss allowance on financial assets measured at amortized cost is deducted from the carrying amount of the respective assets, while loss allowance on debt instruments at FVOCI is recognized in OCI, instead of reducing the carrying amount of the assets.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

4)	Derecognition

Financial assets

The Company derecognizes a financial asset when:

•	the contractual rights to the cash flows from the financial asset expire; or

•	it transfers the rights to receive the contractual cash flows in a transaction in which either:

•	substantially all of the risks and rewards of ownership of the financial asset are transferred; or

•	the Company neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

The Company enters into transactions whereby it transfers assets recognized in its statement of financial position, but retains either all or substantially all of the risks and rewards of the transferred assets. In these cases, the transferred assets are not derecognized.

Interest rate benchmark reform

When the basis for determining the contractual cash flows of a financial asset or financial liability measured at amortized cost changed as a result of interest rate benchmark reform, the Company updated the effective interest rate of the financial asset or financial liability to reflect the change that is required by the reform. A change in the basis for determining the contractual cash flows is required by interest rate benchmark reform if the following conditions are met:

•	the change is necessary as a direct consequence of the reform; and

•	the new basis for determining the contractual cash flows is economically equivalent to the previous basis – i.e., the basis immediately before the change.

When changes were made to a financial asset or financial liability in addition to changes to the basis for determining the contractual cash flows required by interest rate benchmark reform, the Company first updated the effective interest rate of the financial asset or financial liability to reflect the change that is required by interest rate benchmark reform. After that, the Company applied the policies on accounting for modifications to the additional changes.

5)	Offsetting

Financial assets and financial liabilities are offset, and the net amount is presented in the statement of financial position when the Company currently has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis or to settle the liability and realize the asset simultaneously.

A financial asset and a financial liability are offset only when the right to set off the amount is not contingent on future event and legally enforceable even on the event of default, insolvency or bankruptcy.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(6)	Derivative financial instruments, including hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value at the end of each reporting period, and changes therein are accounted for as described below.

1)	Hedge accounting

The Company holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Company designates derivatives as hedging instruments to hedge the variability in cash flow associated with highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Company formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

Hedges directly affected by interest rate benchmark reform

When uncertainty arises about the interest rate benchmark designated as a hedged risk and the timing or the amount of the interest rate benchmark-based cash flows of the hedged item or of the hedging instrument as a result of IBOR reform, for the purpose of evaluating whether there is an economic relationship between the hedged items and the hedging instruments, the Company assumes that the interest rate benchmark on which the hedged items and the hedging instruments are based is not altered as a result of interest rate benchmark reform.

For a cash flow hedge of a forecast transaction, the Company assumes that the benchmark interest rate will not be altered as a result of interest rate benchmark reform for the purpose of assessing whether the forecast transaction is highly probable and determining whether a previously designated forecast transaction in a discontinued cash flow hedge is still expected to occur.

The Company will cease applying the specific policy for assessing the economic relationship between the hedged item and the hedging instrument.

•

to a hedged item or hedging instrument when the uncertainty arising from interest rate benchmark reform is no longer present with respect to the timing and the amount of the interest rate benchmark-based cash flows of the respective item or instrument; or

•	when the hedging relationship is discontinued.

When the basis for determining the contractual cash flows of the hedged item or hedging instrument changes as a result of IBOR reform and therefore there is no longer uncertainty arising about the cash flows of the hedged item or the hedging instrument, the Company amends the hedge documentation of that hedging relationship to reflect the change(s) required by IBOR reform.

The Company amends the formal hedge documentation by the end of the reporting period during which a change required by IBOR reform is made to the hedged risk, hedged item or hedging instrument. These amendments in the formal hedge documentation do not constitute the discontinuation of the hedging relationship or the designation of a new hedging relationship.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(6)	Derivative financial instruments, including hedge accounting, Continued

1) Hedge accounting, Continued

Hedges directly affected by interest rate benchmark reform, Continued

If changes are made in addition to those changes required by interest rate benchmark reform to the financial asset or financial liability designated in a hedging relationship or to the designation of the hedging relationship, the Company determines whether those additional changes result in the discontinuation of hedging accounting. If the additional changes do not result in the discontinuation of hedging accounting, the Company amend the formal designation of the hedging relationship.

When the interest rate benchmark on which the hedged future cash flows had been based is changed as required by IBOR reform, for the purpose of determining whether the hedged future cash flows are expected to occur, the Company deems that the hedging reserve recognized in OCI for that hedging relationship is based on the alternative benchmark rate on which the hedged future cash flows will be based.

Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

2)	Other derivative financial instruments

Other derivative financial instrument not designated as a hedging instrument are measured at fair value, and the changes in fair value of the derivative financial instrument is recognized immediately in profit or loss.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(7)	Property and equipment

Property and equipment are initially measured at cost. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management, and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Property and equipment, subsequently, are carried at cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of property and equipment at cost or, if appropriate, as a separate item if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be reliably measured. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Property and equipment, except for land, are depreciated on a straight-line basis over estimated useful lives that appropriately reflect the pattern in which the asset’s future economic benefits are expected to be consumed. A component that is significant compared to the total cost of property and equipment is depreciated over its separate useful life.

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognized as other non-operating income (loss).

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(7)	Property and equipment, Continued

The estimated useful lives of the Company’s property and equipment are as follows:

Useful lives (years)
Buildings and structures	15, 30
Machinery	3 ~ 8, 10, 30
Other property and equipment	4 ~10

The Company reviews estimated residual values, expected useful lives, and depreciation methods annually at the end of each reporting date and adjusts, if appropriate. The change is accounted for as a change in an accounting estimate.

(8)	Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Intangible assets, except for goodwill, are amortized on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, club memberships are expected to be available for use as there are no foreseeable limits to the periods. These intangible assets are determined as having indefinite useful lives and, therefore, not amortized.

The estimated useful lives of the Company’s intangible assets are as follows:

Useful lives (years)
Frequency usage rights	5 ~ 10
Land usage rights	5
Industrial rights	5, 10
Facility usage rights	10, 20
Other	3 ~ 20

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes, if appropriate, are accounted for as changes in accounting estimates.

Expenditures on research activities are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be reliably measured, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(9)	Investment properties

Investment properties are properties held to earn rent income and/or for capital appreciation. Investment properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are reported at cost less accumulated depreciation and accumulated impairment losses.

Subsequent expenditures are recognized in carrying amount of an asset or as a separate asset if it is probable that future economic benefits associated with the assets will flow into the Company and the cost of an asset can be measured reliably. The carrying amount of those parts that are replaced is derecognized. The costs associated with routine maintenance and repairs are recognized in profit or loss as incurred.

Investment property, except for land, is depreciated on a straight-line basis over estimated useful lives of 30 years. In addition, right-of-use asset classified as investment property is depreciated using the straight-line basis from the commencement date to the end of the lease term.

The depreciation method, estimated useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(10)	Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets other than contract assets recognized for revenue arising from contracts with a customer, assets recognized for the costs to obtain or fulfill a contract with a customer, employee benefits, inventories, deferred tax assets, and non-current assets held for sale are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amounts to their carrying amounts.

The Company estimates the recoverable amount of an individual asset, and if it is impossible to measure the individual recoverable amount of an asset, the Company estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU, for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized in profit or loss to the extent the carrying amount of the asset exceeds its recoverable amount.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergy arising from the business acquired. Any impairment identified at the CGU level will first reduce the carrying amount of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(11)	Leases

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

1)	Company as a lessee

At commencement or on modification of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices. However, the Company has elected not to separate non-lease components and account for the lease and non-lease components as a single lease component.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line basis from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Company by the end of the lease term or the cost of the right-of-use asset reflects that the Company will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

The Company determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Lease payments included in the measurement of the lease liability comprise the following:

•	fixed payments, including in-substance fixed payments;

•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

•	amounts expected to be payable under a residual value guarantee; and

•

the exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(11)	Leases, Continued

1) Company as a lessee, Continued

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, if the Company changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Company presents right-of-use assets that do not meet the definition of investment property in ‘property and equipment’ in the statement of financial position.

The Company has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Company recognizes the lease payments on short-term leases and leases of low value assets as an expense on a straight-line basis over the lease term.

2)	Company as a lessor

At inception or on modification of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

When the Company acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.

To classify each lease, the Company makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Company considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

When the Company is an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset. If a head lease is a short-term lease to which the Company applies the exemption described above, then it classifies the sub-lease as an operating lease.

If an arrangement contains lease and non-lease components, then the Company applies KIFRS 1115 to allocate the consideration in the contract.

The Company applies derecognition and impairment requirements in KIFRS 1109 to the net investment in the lease. The Company further regularly reviews estimated unguaranteed residual values used in calculating the gross investment in the lease.

The Company recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as part of ‘other revenue’.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(12)	Non-current assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sales rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the assets (or disposal groups) must be available for immediate sale in their present condition and their sale must be highly probable. The assets or disposal groups that are classified as non-current assets held for sale are measured at the lower of their carrying amounts and fair value less cost to sell. The Company recognizes an impairment loss for any initial or subsequent write-down of assets (or disposal groups) to fair value less costs to sell and a gain for any subsequent increase in fair value less costs to sell up to the cumulative impairment loss previously recognized.

A non-current asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

(13)	Non-derivative financial liabilities

The Company classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement. The Company recognizes financial liabilities in the separate statement of financial position when the Company becomes a party to the contractual provisions of the financial liabilities.

1)	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, these liabilities are measured at fair value. The amount of change in fair value of financial liability that is attributable to changes in the credit risk of that liability shall be presented in other comprehensive income, and the remaining amount of change in the fair value of the liability shall be presented in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issue of the financial liability are recognized in profit or loss as incurred.

2)	Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the issue of the financial liabilities. Subsequent to initial recognition, other financial liabilities are measured at amortized cost and the interest expenses are recognized using the effective interest method.

3)	Derecognition of financial liability

The Company extinguishes a financial liability only when the contractual obligation is fulfilled, canceled or expires. The Company recognizes new financial liabilities at fair value based on new contracts and eliminates existing liabilities when the contractual terms of the financial liabilities change and the cash flows change substantially.

When a financial liability is derecognized, the difference between the carrying amount and the consideration paid(including any transferred non-cash assets or liabilities assumed) is recognized in profit or loss.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(14)	Employee benefits

1)	Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render related services. When an employee has rendered a service to the Company during an accounting period, the Company recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

2)	Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render related services. The Company’s net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in profit or loss in the period in which they arise.

3)	Retirement benefits: defined contribution plans

When an employee has rendered a service to the Company during a period, the Company recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense), after deducting any contribution already paid. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Company recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

4)	Retirement benefits: defined benefit plans

At the end of reporting period, defined benefit liabilities (assets) relating to defined benefit plans are recognized at present value of defined benefit obligations net of fair value of plan assets.

The calculation is performed annually by an independent actuary using the projected unit credit method. When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Company recognizes an asset, to the extent of the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Remeasurements of the net defined benefit liability (asset), which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. The Company determines net interests on net defined benefit liability (asset) by multiplying discount rate determined at the beginning of the annual reporting period and considers changes in net defined benefit liability (asset) from contributions and benefit payments. Net interest costs and other costs relating to the defined benefit plan are recognized through profit or loss.

When the plan amendment or curtailment occurs, gains or losses on amendment or curtailment in benefits for the past service provided are recognized through profit or loss. The Company recognizes a gain or loss on a settlement when the settlement of defined benefit plan occurs.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(15)	Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. If the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

If some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement is recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement is treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision is used only for expenditures for which the provision was originally recognized.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(16)	Emissions Rights

The Company accounts for greenhouse gases emission right and the relevant liability as below pursuant to the Act on Allocation and Trading of Greenhouse Gas Emission in Korea.

1)	Greenhouse Gases Emission Right

Greenhouse Gases Emission Right consists of emission allowances, which are allocated from the government free of charge or purchased from the market. The cost includes any directly attributable costs incurred during the normal course of business.

The Company derecognizes an emission right asset when the emission allowance is unusable, disposed or submitted to government in which the future economic benefits are no longer expected to be probable.

2)	Emissions liability

Emission liability is a present obligation of submitting emission rights to the government with regard to emission of greenhouse gas. The emission liability is measured based on the expected quantity of emission for the performing period in excess of emission allowance in possession and the unit price for such emission rights in the market at the end of the reporting period. The emissions liabilities are derecognized when they are surrendered to the government.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(17)	Transactions in foreign currencies

Transactions in foreign currencies are translated to the functional currency of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the exchange rate at the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Exchange differences arising from monetary items except for financial liabilities designated cashflow hedging instruments are recognized in profit or loss. If a gain or loss on a non-monetary item is recognized in other comprehensive income, any foreign exchange differences are also recognized in other comprehensive income. When a gain or loss on a non-monetary item is recognized in profit or loss, any foreign exchange differences are also recognized in profit or loss.

(18)	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

When the Company repurchases its own shares, the amount of the consideration paid is recognized as a deduction from equity and classified as treasury shares. The gains or losses from the purchase, disposal, reissue, or retirement of treasury shares are directly recognized in equity being as transaction with owners.

(19)	Hybrid bond

The Company recognizes a financial instrument issued by the Company as an equity instrument if it does not include contractual obligation to deliver financial assets including cash to the counter party.

(20)	Share-based payment

For equity-settled share-based payment transaction, if the fair value of the goods or services received cannot be reliably estimated, the Company measures the value indirectly by reference to the fair value of the equity instruments granted. The related expense with a corresponding increase in capital surplus and others is recognized over the vesting period of the awards.

The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period in which the employees become unconditionally entitled to payment. The liability is remeasured at each reporting date and at settlement date based on the fair value of the share appreciation rights. Any changes in the fair value of the liability are recognized in profit or loss.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(21)	Revenue

1)	Identification of performance obligations in contracts with customers

The Company identifies the distinct services or goods as performance obligations in contracts with customers such as (1) providing wireless telecommunications services and (2) sale other goods and services. In the case of providing both wireless telecommunications service and selling a handset together to one customer, the Company allocates considerations from the customer between the separate performance obligations for handset sale and wireless telecommunications service. The handset sale revenue is recognized when handset is delivered, and the wireless telecommunications service revenue is recognized over the period of the contract term as stated in the subscription contract.

2)	Allocation of the transaction price to each performance obligation

The Company allocates the transaction price of a contract to each performance obligation identified on a relative stand-alone selling price basis. The Company uses “adjusted market assessment approach” for estimating the stand-alone selling price of a good or service.

3)	Incremental costs of obtaining a contract

The Company pays commissions to its retail stores and authorized dealers in connection with acquiring service contracts. The commissions paid to these parties constituted a significant portion of the Company’s operating expenses. These commissions would not have been paid if there have been no binding contracts with subscribers and, therefore, the Company capitalizes certain costs associated with commissions paid to obtain new customer contracts and amortize them over the expected contract periods.

4)	Customer loyalty programs

The Company provides customer loyalty points to customers based on the usage of the service to which the Company allocates a portion of consideration received as a performance obligation distinct from wireless telecommunications services. The amount to be allocated to the loyalty program is measured according to the relative stand-alone selling price of the customer loyalty points. The amount allocated to the loyalty program is deferred as a contract liability and is recognized as revenue when loyalty points are redeemed.

5)	Consideration payable to a customer

Based on the subscription contract, a customer who uses the Company’s wireless telecommunications services may receive a discount for purchasing goods or services from a designated third party. The Company pays a portion of the price discounts that the customer receives to the third party which is viewed as consideration payable to a customer. The Company accounts for the amounts payable to the third party as a reduction of the wireless telecommunications service revenue.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(22)	Finance income and finance costs

Finance income comprises interest income on funds invested (including financial assets measured at fair value), dividend income, gains on disposal of financial assets at FVTPL, changes in fair value of financial instruments at FVTPL, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest rate method. Dividend income is recognized in profit or loss when the right to receive the dividend is established.

Finance costs comprise interest expense on borrowings and debentures, changes in fair value of financial instruments at FVTPL, and losses on hedging instruments that are recognized in profit or loss. Interest expense on borrowings and debentures is recognized as it accrues in profit or loss using the effective interest rate method.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(23)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in OCI.

The Company pays income tax in accordance with the tax-consolidation system when the Company and its subsidiaries are economically unified.

1)	Current tax

In accordance with the tax-consolidation system, the Company calculates current taxes on the consolidated taxable income for the Company and its subsidiaries that meet the criteria for the consolidated income tax returns and recognizes the income tax payable as current tax liabilities of the Company.

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period, and includes interests and fines related to income taxes paid or payable. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

2)	Deferred tax

Deferred tax is recognized by using the asset-liability method in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The Company recognizes a deferred tax liability for all taxable temporary differences, except for the difference associated with investments in subsidiaries and associates that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Company recognizes a deferred tax asset for all deductible temporary differences, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

A deferred tax asset is recognized for the carryforward of unused tax losses and unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilized. Future taxable profit is dependent on the reversal of taxable temporary differences. If there are insufficient taxable temporary differences to recognize the deferred tax asset, the business plan of the Company and the reversal of existing temporary differences are considered in determining the future taxable profit.

The Company reviews the carrying amount of a deferred tax asset at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(23)	Income taxes, Continued

2) Deferred tax, Continued

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if the Company has a legally enforceable right to offset the amount recognized and intends to settle the current tax liabilities and assets on a net basis. Income tax expense in relation to dividend payments is recognized when liabilities relating to the dividend payments are recognized.

3)	Uncertainty over income tax treatments

The Company assesses the uncertainty over income tax treatments pursuant to KIFRS 1012. If the Company concludes it is not probable that the taxation authority will accept an uncertain tax treatment, the Company reflects the effect of uncertainty for each uncertain tax treatment by using either of the following methods, depending on which method the entity expects to better predict the resolution of the uncertainty:

•	The most likely amount - the single most likely amount in a range of possible outcomes.

•	The expected value - the sum of the probability-weighted amounts in a range of possible outcomes.

(24)	Earnings per share

The Company presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees, if any.

(25)	Standards issued but not yet effective

The new and amended standards and interpretations that are issued, but not yet effective for annual period beginning after January 1, 2024 are disclosed below. The following amendments are not expected to have a material impact on the Company’s separate financial statements.

•	Lack of Exchangeability (Amendments to KIFRS 1021 and KIFRS 1101)

•	Classification and measurement of financial instruments (Amendments to KIFRS 1109 and KIFRS 1107)

•	Annual Improvements to KIFRS - Volume 11

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

4.	Deposits with Restrictions on Use

Deposits which are restricted in use as of December 31, 2024 and 2023 are summarized as follows:

(In millions of won)
		December 31, 2024		December 31, 2023
Short-term financial instruments	Charitable trust fund(*1)	~~W~~	79,000	79,000
Long-term financial instruments	Collateral deposits for time deposit(*2)		130	130
	Guarantee deposit		12	12
	Collateral deposit(*3)		212	212

		~~W~~	79,354	79,354

(*1)

The charitable trust fund is for shared growth established by SK Group and profits from the charitable trust fund are only used for the purpose of financial support for small and medium-sized enterprises that cooperate with SK Group. As of December 31, 2024, the funds cannot be withdrawn before maturity (~~W~~63,000 million on July 5, 2025 and ~~W~~16,000 million on July 10, 2025).

(*2)

The deposit is for registration of electrical construction business and specialized energy construction business in accordance with Enforcement Decree of the Electrical Constriction Business Act and Enforcement Decree of the Framework Act on the Construction Industry, respectively. Accordingly, the deposit is restricted in use while the Company operates the businesses.

(*3)

The deposit is for registration of mechanical facility construction business and general construction business in accordance with Enforcement Decree of the Framework Act on the Construction Industry. Accordingly, the deposit is restricted in use while the Company operates the businesses.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

5.	Trade and Other Receivables

(1)	Details of trade and other receivables as of December 31, 2024 and 2023 are as follows:

(In millions of won)	December 31, 2024
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	1,611,947	(103,054)	1,508,893
Short-term loans		56,138	(561)	55,577
Accounts receivable – other(*)		412,310	(22,067)	390,243
Guarantee deposits		67,521	—	67,521
Accrued income		2,243	—	2,243

		2,150,159	(125,682)	2,024,477
Non-current assets:
Long-term loans		41,530	(41,040)	490
Long-term accounts receivable – other(*)		239,008	—	239,008
Guarantee deposits		85,939	—	85,939

		366,477	(41,040)	325,437

	~~W~~	2,516,636	(166,722)	2,349,914

(*)	Gross and carrying amounts of accounts receivable – other as of December 31, 2024 include ~~W~~223,761 million of financial instruments classified as fair value through profit or loss (“FVTPL”).

(In millions of won)	December 31, 2023
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	1,589,862	(94,245)	1,495,617
Short-term loans		69,501	(695)	68,806
Accounts receivable – other(*)		370,860	(27,824)	343,036
Guarantee deposits		72,479	—	72,479
Accrued income		2,643	—	2,643

		2,105,345	(122,764)	1,982,581
Non-current assets:
Long-term loans		41,155	(41,036)	119
Long-term accounts receivable – other(*)		308,868	—	308,868
Guarantee deposits		91,220	—	91,220

		441,243	(41,036)	400,207

	~~W~~	2,546,588	(163,800)	2,382,788

(*)	Gross and carrying amounts of accounts receivable – other as of December 31, 2023 include ~~W~~273,945 million of financial instruments classified as fair value through profit or loss (“FVTPL”).

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

5.	Trade and Other Receivables, Continued

(2)	Changes in the loss allowance on accounts receivable – trade measured at amortized cost for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)
	Beginning balance		Impairment	Write-offs(*)	Collection of receivables previously written-off	Ending balance
2024	~~W~~	94,245	33,085	(31,218)	6,942	103,054
2023	~~W~~	86,231	28,765	(28,442)	7,691	94,245

(*)	The Company writes off the trade and other receivables that are determined to be uncollectable due to reasons such as termination of operations or bankruptcy.

(3)

The Company applies the practical expedient that allows the Company to estimate the loss allowance for accounts receivable – trade at an amount equal to the lifetime expected credit losses. The expected credit losses include the forward-looking information. To make the assessment, the Company uses its historical credit loss experience over the past three years and classifies the accounts receivable – trade by their credit risk characteristics and days overdue. Details of loss allowance on accounts receivable – trade as of December 31, 2024 are as follows:

(In millions of won)
		Less than 6 months		6 months ~ 1 year	1 ~ 3 years	More than 3 years
Telecommunications service revenue	Expected credit loss rate		0.55%	55.54%	76.78%	99.98%
	Gross amount	~~W~~	1,160,932	19,034	52,916	17,714
	Loss allowance		6,341	10,571	40,629	17,710

Other revenue	Expected credit loss rate		2.35%	53.97%	50.20%	98.66%
	Gross amount	~~W~~	335,495	3,461	8,355	14,040
	Loss allowance		7,889	1,868	4,194	13,852

As the Company is a wireless telecommunications service provider, the Company’s financial assets measured at amortized cost primarily consist of receivables from numerous individual customers, and, therefore, no significant credit concentration risk arises.

Receivables related to other revenue mainly consist of receivables from corporate customers. The Company transacts only with corporate customers with credit ratings that are considered to be low at credit risk. In addition, the Company is not exposed to significant credit concentration risk as the Company regularly assesses their credit risk by monitoring their credit rating. While the contract assets are under the impairment requirements, no significant credit risk has been identified.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

6.	Prepaid Expenses

The Company pays commissions to its retail stores and authorized dealers for wireless telecommunications services based on their performance of attracting new customers and renewing contracts with existing customers, and recognizes costs that would not occur in case of not signing contracts with new and existing customers as prepaid expenses among the commissions. These prepaid expenses are amortized on a straight-line basis over the periods that the Company expects to maintain its customers.

(1)	Details of prepaid expenses as of December 31, 2024 and 2023 are as follows:

(In millions of won)
	December 31, 2024		December 31, 2023
Current assets:
Incremental costs of obtaining contracts	~~W~~	1,773,253	1,795,410
Others		29,489	33,236

	~~W~~	1,802,742	1,828,646

Non-current assets:
Incremental costs of obtaining contracts	~~W~~	856,138	863,650
Others		38,088	35,104

	~~W~~	894,226	898,754

(2)	Incremental costs of obtaining contracts

The amortization in connection with incremental costs of obtaining contracts recognized as an asset for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)	2024		2023
Amortization recognized	~~W~~	2,346,474	2,390,984

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

7.	Contract Assets and Liabilities

In case of providing both wireless telecommunication services and sales of handsets, the Company allocated the consideration based on relative stand-alone selling prices and recognized unbilled receivables from handset sales as contract assets. The Company recognized receipts in advance for prepaid telecommunications services and unearned revenue for customer loyalty programs as contract liabilities.

(1)	Details of contract assets and liabilities as of December 31, 2024 and 2023 are as follows:

(In millions of won)
	December 31, 2024		December 31, 2023
Contract assets:
Allocation of consideration between performance obligations	~~W~~	18,576	21,613
Contract liabilities:
Wireless service contracts		20,275	19,149
Customer loyalty programs		5,694	7,164
Others		52,241	37,899

	~~W~~	78,210	64,212

(2)

The amount of revenue recognized for the years ended December 31, 2024 and 2023 related to the contract liabilities carried forward from the prior periods are ~~W~~51,986 million and ~~W~~75,521 million, respectively. Details of revenue expected to be recognized from contract liabilities as of December 31, 2024 are as follows:

(In millions of won)
	Less than 1 year		1 ~ 2 years	More than 2 years	Total
Wireless service contracts	~~W~~	20,275	—	—	20,275
Customer loyalty programs		4,166	1,023	505	5,694
Others		52,241	—	—	52,241

	~~W~~	76,682	1,023	505	78,210

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

8.	Long-term Investment Securities

Details of long-term investment securities as of December 31, 2024 and 2023 are as follows:

(In millions of won)
	Category	December 31, 2024		December 31, 2023
Equity instruments	FVOCI(*)	~~W~~	1,342,902	1,207,605
Debt instruments	FVTPL		75,563	218,685

		~~W~~	1,418,465	1,426,290

(*)

The Company designated investments in equity instruments that are not held for trading as financial assets at FVOCI, and the amounts of those equity instruments as of December 31, 2024 and 2023 are ~~W~~1,342,902 million and ~~W~~1,207,605 million, respectively.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

9.	Investments in Subsidiaries, Associates and Joint Ventures

(1)	Investments in subsidiaries, associates and joint ventures as of December 31, 2024 and 2023 are as follows:

(In millions of won)
	December 31, 2024		December 31, 2023
Investments in subsidiaries	~~W~~	3,519,072	3,259,021
Investments in associates and joint ventures		1,380,486	1,411,547

	~~W~~	4,899,558	4,670,568

(2)	Details of investments in subsidiaries as of December 31, 2024 and 2023 are as follows:

(In millions of won, except for share data)
	December 31, 2024				December 31, 2023
	Number of shares	Ownership (%)	Carrying amount		Carrying amount
SK Telink Co., Ltd.(*1)	1,432,627	100.0	~~W~~	244,040	244,015
SK Broadband Co., Ltd.(*1)	299,052,435	74.4		2,218,450	2,216,865
NATE Communications Corporation (Formerly, SK Communications Co., Ltd.)(*2)	43,427,530	100.0		—	24,927
PS&Marketing Corporation(*1)	66,000,000	100.0		314,038	313,989
SERVICE ACE Co., Ltd. (*1)	4,385,400	100.0		21,963	21,946
SK Telecom China Holdings Co., Ltd.	—	100.0		48,096	48,096
SK Telecom Americas, Inc. (*3)	122	100.0		128,916	70,269
Atlas Investment(*4)	—	100.0		238,675	193,661
SK stoa Co., Ltd. (*1)	3,631,355	100.0		40,081	40,057
Quantum Innovation Fund I(*5)	—	—		—	1,297
SAPEON Inc.	400,000	62.5		48,456	48,456
Astra AI Infra LLC(*6)	—	100.0		182,805	—
SK O&S Co., Ltd. and others(*1,7)	—	—		33,552	35,443

			~~W~~	3,519,072	3,259,021

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

9.	Investments in Subsidiaries, Associates and Joint Ventures, Continued

(2)	Details of investments in subsidiaries as of December 31, 2024 and 2023 are as follows, Continued:

(*1)

The Company granted Performance Share Units (“PSU”) stock options to executives of its subsidiaries, resulting in a cumulative total contribution of ~~W~~1,738 million. There is no change in the ownership interest. (See note 23)

(*2)

The Company reclassified the entire shares of NATE Communications Corporation (formerly, SK Communications Co., Ltd.) as non-current assets held for sale and recognized an impairment loss of ~~W~~17,892 million. (See note 40).

(*3)	The Company additionally contributed ~~W~~58,647 million in cash for the year ended December 31, 2024, but there is no change in the ownership interest.
(*4)	The Company additionally contributed ~~W~~45,014 million in cash for the year ended December 31, 2024, but there is no change in the ownership interest.
(*5)	The Company received ~~W~~2,093 million from the liquidation of Quantum Innovation Fund I and recognized a ~~W~~796 million gain relating to investments in subsidiaries for the year ended December 31, 2024.
(*6)	The Company newly contributed ~~W~~182,805 million in cash for the year ended December 31, 2024.
(*7)

The Company received ~~W~~627 million from the liquidation of SK Global Healthcare Business Group Ltd. and recognized a ~~W~~1,303 million loss relating to investments in subsidiaries for the year ended December 31, 2024.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

9.	Investments in Subsidiaries, Associates and Joint Ventures, Continued

(3)	Details of investments in associates and joint ventures as of December 31, 2024 and 2023 are as follows:

(In millions of won, except for share data)
	December 31, 2024				December 31, 2023
	Number of shares	Ownership (%)	Carrying amount		Carrying amount
Investments in associates:
SK China Company Ltd.	10,928,921	27.3	~~W~~	601,192	601,192
Korea IT Fund(*1)	190	63.3		220,957	220,957
SK Technology Innovation Company(*2)	7,840	49.0		24,308	45,864
SM Culture & Contents Co., Ltd.(*3)	22,033,898	22.8		41,578	41,578
SK South East Asia Investment Pte. Ltd.	300,000,000	20.0		344,240	344,240
Citadel Pacific Telecom Holdings, LLC(*4)	1,734,109	15.0		36,487	36,487
CMES Inc.(*4,5)	763,968	6.6		5,488	900
Konan Technology Inc.	2,359,160	20.6		22,413	22,413
12CM JAPAN and others(*4,6,7,8,9,10,11,12,13)	—	—		73,823	87,916

				1,370,486	1,401,547

Investments in joint ventures:
UTC Kakao-SK Telecom ESG Fund(*14)	10,000	48.2		10,000	10,000

			~~W~~	1,380,486	1,411,547

(*1)	Investments in Korea IT Fund was classified as investment in associates as the Company does not have control over the investee under the contractual agreement with other shareholders.
(*2)

The Company received ~~W~~48,240 million from the paid-in capital reduction of SK Technology Innovation Company and recognized a ~~W~~26,683 million gain relating to investments in associates for the year ended December 31, 2024, with no change in ownership interest.

(*3)	The Company recognized an impairment loss of ~~W~~23,763 million as the recoverable amount was assessed to be less than the carrying amount for the year ended December 31, 2023.
(*4)

These investments were classified as investments in associates as the Company can exercise significant influence through its right to appoint the members of the Board of Directors even though the Company has less than 20% of equity interests.

(*5)

The Company acquired an additional ~~W~~8,984 million of shares by exercising the conversion rights of the redeemable convertible preference shares, and disposed of a portion of the shares for ~~W~~14,872 million in cash, from which it recognized a ~~W~~10,476 million gain on disposal of such investment in associate for the year ended December 31, 2024. Due to the acquisition, disposal of shares and exercise of stock options by other shareholders, the ownership interest of the Company decreased from 7.7% to 6.6%

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

9.	Investments in Subsidiaries, Associates and Joint Ventures, Continued

(*6)

The Company contributed an additional ~~W~~5,878 million to SK AMERICAS Inc. (formerly, SK USA Inc.) for the year ended December 31, 2024, and the ownership interest of the Company has decreased from 49.0% to 20.0% due to the paid-in capital increase through disproportionate allotment of shares.

(*7)

The Company contributed an additional ~~W~~1,683 million to SK telecom Japan Inc. for the year ended December 31, 2024, and the ownership interest of the Company has decreased from 33.0% to 24.9% due to the paid-in capital increase through disproportionate allotment of shares.

(*8)

The Company disposed of a portion of shares in Start-up Win-Win Fund for ~~W~~200 million in cash, and disposed of the entire shares of Daliworks Inc. and 12CM JAPAN for ~~W~~150 million and ~~W~~1 million in cash, respectively, from which it recognized ~~W~~1,818 million and ~~W~~2,451 million losses on disposals of such investments in associates, respectively, for the year ended December 31, 2024.

(*9)	The Company newly acquired a portion of shares of ~~W~~1,294 million of AhnLab Blockchain Company by contribution in kind for the year ended December 31, 2024.
(*10)

The Company granted Performance Share Units (“PSU”) for executives of associates for the year ended December 31, 2024, resulting in a cumulative contribution amount to ~~W~~24 million. There is no change in the ownership interest. (See note 23).

(*11)	The Company received ~~W~~57 million from the liquidation of Wave City Co., Ltd. and recognized a ~~W~~57 million gain relating to investments in associates for the year ended December 31, 2024.
(*12)	The Company reclassified the entire shares of F&U Credit information Co., Ltd. as non-current assets held for sale. (See note 40).
(*13)

The Company received ~~W~~14,453 million from the paid-in capital reduction of SK Latin America Investment S.A and recognized a ~~W~~634 million gain relating to investments in associates for the year ended December 31, 2024, with no change in ownership interest.

(*14)	As the Company has a joint control over the investee pursuant to the agreement with the other shareholders, the investment in the investee was classified as investments in joint ventures.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

9.	Investments in Subsidiaries, Associates and Joint Ventures, Continued

(4)	The market value of investments in listed associates as of December 31, 2024 and 2023 are as follows:

(In millions of won, except for share data)
	December 31, 2024				December 31, 2023
	Market price per share (in won)		Number of shares	Market value	Market price per share (in won)	Number of shares	Market value
SM Culture & Contents Co., Ltd.	~~W~~	1,400	22,033,898	30,847	1,887	22,033,898	41,578
Konan Technology Inc.		19,470	2,359,160	45,933	32,600	2,359,160	76,909
CMES Inc.		24,000	763,968	18,335	—	—	—

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

10.	Property and Equipment

(1)	Property and equipment as of December 31, 2024 and 2023 are as follows:

(In millions of won)
	December 31, 2024
	Acquisition cost		Accumulated depreciation	Accumulated impairment loss	Carrying amount
Land	~~W~~	739,856	—	—	739,856
Buildings		1,365,405	(787,580)	(450)	577,375
Structures		954,220	(742,590)	(1,601)	210,029
Machinery		27,973,787	(22,832,630)	(10,969)	5,130,188
Right-of-use assets		1,940,054	(857,070)	—	1,082,984
Other		1,385,752	(1,053,658)	—	332,094
Construction in progress		443,624	—	(925)	442,699

	~~W~~	34,802,698	(26,273,528)	(13,945)	8,515,225

(In millions of won)
	December 31, 2023
	Acquisition cost		Accumulated depreciation	Accumulated impairment loss	Carrying amount
Land	~~W~~	723,069	—	—	723,069
Buildings		1,313,507	(744,787)	(450)	568,270
Structures		939,983	(704,932)	(1,601)	233,450
Machinery		27,625,424	(22,394,558)	—	5,230,866
Right-of-use assets		1,983,163	(756,288)	—	1,226,875
Other		1,493,783	(1,056,929)	—	436,854
Construction in progress		657,075	—	—	657,075

	~~W~~	34,736,004	(25,657,494)	(2,051)	9,076,459

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

10.	Property and Equipment, Continued

(2) Changes in property and equipment for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)
	2024
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Impairment	Ending balance
Land	~~W~~	723,069	99	(2,213)	18,901	—	—	739,856
Buildings		568,270	745	(1,138)	52,608	(43,110)	—	577,375
Structures		233,450	991	(76)	13,409	(37,745)	—	210,029
Machinery		5,230,866	110,486	(18,147)	1,395,280	(1,577,328)	(10,969)	5,130,188
Right-of-use assets		1,226,875	325,743	(40,192)	(66,906)	(362,536)	—	1,082,984
Other		436,854	374,002	(11,788)	(404,284)	(62,690)	—	332,094
Construction in progress		657,075	1,020,328	(5,030)	(1,228,749)	—	(925)	442,699

	~~W~~	9,076,459	1,832,394	(78,584)	(219,741)	(2,083,409)	(11,894)	8,515,225

(In millions of won)
	2023
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Ending balance
Land	~~W~~	646,286	8	(388)	77,163	—	723,069
Buildings		562,976	372	(152)	47,161	(42,087)	568,270
Structures		264,327	1,279	(200)	6,477	(38,433)	233,450
Machinery		5,274,612	98,114	(493)	1,470,364	(1,611,731)	5,230,866
Right-of-use assets		1,372,466	253,838	(36,160)	(4,768)	(358,501)	1,226,875
Other		444,324	536,726	(874)	(476,653)	(66,669)	436,854
Construction in progress		954,672	1,026,496	(26)	(1,324,067)	—	657,075

	~~W~~	9,519,663	1,916,833	(38,293)	(204,323)	(2,117,421)	9,076,459

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

11.	Investment Property

(1)	Investment property as of December 31, 2024 and 2023 are as follows:

(In millions of won)
	December 31, 2024				December 31, 2023
	Acquisition cost		Accumulated depreciation	Carrying amount	Acquisition cost	Accumulated depreciation	Carrying amount
Land	~~W~~	15,069	—	15,069	16,288	—	16,288
Buildings		57,057	(38,723)	18,334	55,629	(37,345)	18,284
Right-of-use assets		2,726	(667)	2,059	21,313	(9,805)	11,508

	~~W~~	74,852	(39,390)	35,462	93,230	(47,150)	46,080

(2)	Changes in investment property for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)
	2024
	Beginning balance		Transfer	Depreciation	Ending balance
Land	~~W~~	16,288	(1,219)	—	15,069
Buildings		18,284	1,953	(1,903)	18,334
Right-of-use assets		11,508	(9,169)	(280)	2,059

	~~W~~	46,080	(8,435)	(2,183)	35,462

(In millions of won)
	2023
	Beginning balance		Transfer	Depreciation	Ending balance
Land	~~W~~	16,485	(197)	—	16,288
Buildings		19,066	1,059	(1,841)	18,284
Right-of-use assets		16,472	5,402	(10,366)	11,508

	~~W~~	52,023	6,264	(12,207)	46,080

(3)	The Company recognized lease income of ~~W~~15,127 million and ~~W~~22,773 million from investment property for the years ended December 31, 2024 and 2023, respectively.

(4)	The fair value of investment property is ~~W~~157,975 million and ~~W~~157,071 million as of December 31, 2024 and 2023, respectively.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

12.	Leases

(1)	Company as a lessee

1)	Details of the right-of-use assets as of December 31, 2024 and 2023 are as follows:

(In millions of won)
	December 31, 2024		December 31, 2023
Right-of-use assets:
Land, buildings and structures	~~W~~	853,393	971,929
Others		229,591	254,946

	~~W~~	1,082,984	1,226,875

2)	Details of amounts recognized in the separate statements of income for the years ended December 31, 2024 and 2023 as a lessee are as follows:

(In millions of won)
	2024		2023
Depreciation of right-of-use assets:
Land, buildings and structures	~~W~~	285,555	281,187
Others(*)		76,981	77,314

	~~W~~	362,536	358,501

Interest expense on lease liabilities	~~W~~	34,754	31,824

(*)	Others include the amount reclassified as research and development expenses related to the lease contract for research and development facilities.

Expenses related to short-term leases and leases of low-value assets that the Company recognized are immaterial.

3)	The total cash outflows due to lease payments for the years ended December 31, 2024 and 2023 amounted to ~~W~~377,162 million and ~~W~~386,268 million, respectively.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

12.	Lease, Continued

(2)	Company as a lessor

1)	Finance lease

The Company recognized interest income of ~~W~~1,929 million and ~~W~~146 million for lease receivables for the years ended December 31, 2024 and 2023, respectively.

The following table sets out a maturity analysis of lease receivables, presenting the undiscounted lease payments to be received subsequent to December 31, 2024.

(In millions of won)
	Amount
Less than 1 year	~~W~~	2,499
1 ~ 2 years		15,327
2 ~ 3 years		17,313
3 ~ 4 years		17,832
4 ~ 5 years		18,367
More than 5 years		13,340

Undiscounted lease payments	~~W~~	84,678

Unrealized finance income		8,669
Net investment in the lease		76,009

2)	Operating lease

The Company recognized lease income of ~~W~~105,895 million and ~~W~~112,162 million for the years ended December 31, 2024 and 2023, respectively, of which variable lease payments received are ~~W~~5,040 million and ~~W~~6,389 million, respectively.

The following table sets out a maturity analysis of lease payments, presenting the undiscounted fixed payments to be received subsequent to December 31, 2024.

(In millions of won)
	Amount
Less than 1 year	~~W~~	45,669
1 ~ 2 years		3,038
2 ~ 3 years		738
3 ~ 4 years		189
4 ~ 5 years		113
More than 5 years		2,250

	~~W~~	51,997

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

13.	Goodwill

Goodwill as of December 31, 2024 and 2023 are as follows:

(In millions of won)
	December 31, 2024		December 31, 2023
Goodwill related to merger of Shinsegi Telecom, Inc.	~~W~~	1,306,236	1,306,236

The recoverable amount of the CGU is based on its value in use calculated by applying the post-tax annual discount rate of 5.2% (2023: 5.4%) (pre-tax annual discount rate for 2024 and 2023 : 7.0% and 8.4%) to the estimated future post-tax cash flows based on financial budgets for the next five years. An annual growth rate of 0.0% (2023: 0.0%) was applied for the cash flows expected to be incurred after five years and is not expected to exceed the Company’s long-term wireless telecommunication industry growth rate.

14.	Intangible Assets

(1)	Intangible assets as of December 31, 2024 and 2023 are as follows:

(In millions of won)
	December 31, 2024
	Acquisition cost		Accumulated amortization	Accumulated impairment loss	Carrying amount
Frequency usage rights(*1)	~~W~~	3,564,907	(2,429,361)	—	1,135,546
Land usage rights		32,979	(32,710)	—	269
Industrial rights		53,218	(33,049)	—	20,169
Facility usage rights		63,223	(50,368)	—	12,855
Club memberships(*2)		58,198	—	(12,996)	45,202
Other(*3)		3,937,738	(3,431,033)	(37,728)	468,977

	~~W~~	7,710,263	(5,976,521)	(50,724)	1,683,018

(In millions of won)
	December 31, 2023
	Acquisition cost		Accumulated amortization	Accumulated impairment loss	Carrying amount
Frequency usage rights(*1)	~~W~~	3,564,907	(1,958,301)	—	1,606,606
Land usage rights		35,144	(34,602)	—	542
Industrial rights		51,959	(33,169)	—	18,790
Facility usage rights		61,553	(48,118)	—	13,435
Club memberships(*2)		80,963	—	(21,962)	59,001
Other(*3)		3,792,089	(3,239,634)	—	552,455

	~~W~~	7,586,615	(5,313,824)	(21,962)	2,250,829

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

14.	Intangible Assets, Continued

(1)	Intangible assets as of December 31, 2024 and 2023 are as follows, Continued:

(*1)

The Company was reassigned 800 MHz, 1.8 GHz and 2.1 GHz band of frequency licenses from the Ministry of Science and Information and Communication Technology (“ICT”) in exchange for ~~W~~227,200 million, ~~W~~547,800 million and ~~W~~411,700 million, respectively, for the year ended December 31, 2021. The band of frequency was assigned to the Company at the date of initial lump sum payment for the year ended December 31, 2021 and the annual payments in installment for the remaining balances are made in the next five years starting from the date of initial lump sum payment.

(*2)	Club memberships are classified as intangible assets with indefinite useful lives and are not amortized.
(*3)	Other intangible assets primarily consist of computer software and others.
(2)	Changes in intangible assets for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)
	2024
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Impairment	Ending balance
Frequency usage rights	~~W~~	1,606,606	—	—	—	(471,060)	—	1,135,546
Land usage rights		542	60	(5)	—	(328)	—	269
Industrial rights		18,790	6,571	(240)	—	(4,952)	—	20,169
Facility usage rights		13,435	1,477	(4)	619	(2,672)	—	12,855
Club memberships		59,001	619	(14,418)	—	—	—	45,202
Other		552,455	24,198	(1,482)	147,108	(215,574)	(37,728)	468,977

	~~W~~	2,250,829	32,925	(16,149)	147,727	(694,586)	(37,728)	1,683,018

(In millions of won)
	2023
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Ending balance
Frequency usage rights	~~W~~	2,082,432	—	—	—	(475,826)	1,606,606
Land usage rights		1,127	125	(15)	40	(735)	542
Industrial rights		19,112	4,549	(350)	—	(4,521)	18,790
Facility usage rights		13,245	1,884	(16)	1,072	(2,750)	13,435
Club memberships		56,897	3,595	(1,491)	—	—	59,001
Other		520,587	57,306	(1,501)	195,930	(219,867)	552,455

	~~W~~	2,693,400	67,459	(3,373)	197,042	(703,699)	2,250,829

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

14.	Intangible Assets, Continued

(3)	Research and development expenditures recognized as expense for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)
	2024		2023
Research and development costs expensed as incurred	~~W~~	343,074	336,377

(4)	Details of frequency usage rights as of December 31, 2024 are as follows:

(In millions of won)
	Amount		Description	Commencement of amortization	Completion of amortization
800 MHz license	~~W~~	65,873	LTE service	Jul. 2021	Jun. 2026
1.8 GHz license		202,751	LTE service	Dec. 2021	Dec. 2026
2.6 GHz license		242,830	LTE service	Sept. 2016	Dec. 2026
2.1 GHz license		152,378	W-CDMA and LTE service	Dec. 2021	Dec. 2026
3.5 GHz license		471,714	5G service	Apr. 2019	Nov. 2028

	~~W~~1,135,546

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

15.	Borrowings and Debentures

(1)	Long-term borrowings as of December 31, 2024 and 2023 are as follows:

(In millions of won)
Lender	Annual interest rate (%)	Maturity	December 31, 2024		December 31, 2023
Mizuho Bank, Ltd.	1.35	May. 20, 2024	~~W~~	—	100,000
DBS Bank Ltd.	1.32	May. 28, 2024		—	200,000
DBS Bank Ltd.	2.63	Mar. 10, 2025		200,000	200,000
Credit Agricole CIB	3.30	Apr. 29, 2024		—	50,000
Nonghyup Bank(*1)	MOR + 1.36	Nov. 17, 2024		—	40,000
Credit Agricole CIB	4.89	Nov. 28, 2025		50,000	50,000
DBS Bank Ltd.(*2)	3M CD + 0.075	Oct. 8, 2026		200,000	—

				450,000	640,000
Less current portions				(250,000)	(390,000)

			~~W~~	200,000	250,000

(*1)	6M MOR rates are 3.33% and 3.85% as of December 31, 2024 and 2023, respectively.
(*2)	3M CD rate is 3.41% as of December 31, 2024.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

15.	Borrowings and Debentures, Continued

(2)	Debentures as of December 31, 2024 and 2023 are as follows:

(In millions of won and thousands of U.S. dollars)

	Purpose	Maturity	Annual interest rate (%)	December 31, 2024		December 31, 2023
Unsecured corporate bonds	Operating fund	2032	3.45	~~W~~	90,000	90,000
Unsecured corporate bonds		2033	3.22		130,000	130,000
Unsecured corporate bonds		2024	3.64		—	150,000
Unsecured corporate bonds	Refinancing fund	2024	2.82		—	190,000
Unsecured corporate bonds	Operating and Refinancing fund	2025	2.49		150,000	150,000
Unsecured corporate bonds	Operating fund	2030	2.61		50,000	50,000
Unsecured corporate bonds		2025	2.66		70,000	70,000
Unsecured corporate bonds		2030	2.82		90,000	90,000
Unsecured corporate bonds	Refinancing fund	2025	2.55		100,000	100,000
Unsecured corporate bonds		2035	2.75		70,000	70,000
Unsecured corporate bonds	Operating fund	2026	2.08		90,000	90,000
Unsecured corporate bonds		2036	2.24		80,000	80,000
Unsecured corporate bonds		2026	1.97		120,000	120,000
Unsecured corporate bonds		2031	2.17		50,000	50,000
Unsecured corporate bonds	Refinancing fund	2027	2.55		100,000	100,000
Unsecured corporate bonds	Operating and Refinancing fund	2032	2.65		90,000	90,000
Unsecured corporate bonds	Refinancing fund	2027	2.84		100,000	100,000
Unsecured corporate bonds	Operating fund	2028	3.00		200,000	200,000
Unsecured corporate bonds		2038	3.02		90,000	90,000
Unsecured corporate bonds		2038	2.44		50,000	50,000
Unsecured corporate bonds		2024	2.09		—	120,000
Unsecured corporate bonds		2029	2.19		50,000	50,000
Unsecured corporate bonds		2039	2.23		50,000	50,000
Unsecured corporate bonds	Refinancing fund	2024	1.49		—	60,000
Unsecured corporate bonds	Operating and Refinancing fund	2029	1.50		120,000	120,000
Unsecured corporate bonds	Refinancing fund	2039	1.52		50,000	50,000
Unsecured corporate bonds		2049	1.56		50,000	50,000
Unsecured corporate bonds	Operating fund	2024	1.76		—	70,000
Unsecured corporate bonds		2029	1.79		40,000	40,000
Unsecured corporate bonds		2039	1.81		60,000	60,000
Unsecured corporate bonds		2025	1.75		130,000	130,000
Unsecured corporate bonds		2030	1.83		50,000	50,000
Unsecured corporate bonds		2040	1.87		70,000	70,000
Unsecured corporate bonds	Refinancing fund	2025	1.40		140,000	140,000
Unsecured corporate bonds		2030	1.59		40,000	40,000
Unsecured corporate bonds		2040	1.76		110,000	110,000
Unsecured corporate bonds		2024	1.17		—	80,000
Unsecured corporate bonds		2026	1.39		80,000	80,000

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

15.	Borrowings and Debentures, Continued

(2)	Debentures as of December 31, 2024 and 2023 are as follows, Continued:

(In millions of won and thousands of U.S. dollars)

	Purpose	Maturity	Annual interest rate (%)	December 31, 2024	December 31, 2023
Unsecured corporate bonds	Refinancing fund	2031	1.80	50,000	50,000
Unsecured corporate bonds		2041	1.89	100,000	100,000
Unsecured corporate bonds		2024	2.47	—	90,000
Unsecured corporate bonds		2026	2.69	70,000	70,000
Unsecured corporate bonds		2041	2.68	40,000	40,000
Unsecured corporate bonds		2025	3.80	240,000	240,000
Unsecured corporate bonds		2027	3.84	70,000	70,000
Unsecured corporate bonds		2042	3.78	40,000	40,000
Unsecured corporate bonds		2025	4.00	300,000	300,000
Unsecured corporate bonds		2027	4.00	95,000	95,000
Unsecured corporate bonds		2024	4.79	—	100,000
Unsecured corporate bonds		2025	4.73	110,000	110,000
Unsecured corporate bonds		2027	4.74	60,000	60,000
Unsecured corporate bonds		2032	4.69	40,000	40,000
Unsecured corporate bonds		2026	3.65	110,000	110,000
Unsecured corporate bonds		2028	3.83	190,000	190,000
Unsecured corporate bonds		2026	3.72	80,000	80,000
Unsecured corporate bonds		2028	3.80	200,000	200,000
Unsecured corporate bonds		2030	3.96	70,000	70,000
Unsecured corporate bonds		2026	4.54	115,000	115,000
Unsecured corporate bonds		2028	4.68	100,000	100,000
Unsecured corporate bonds		2030	4.72	50,000	50,000
Unsecured corporate bonds		2033	4.72	30,000	30,000
Unsecured corporate bonds		2027	3.72	180,000	—
Unsecured corporate bonds		2029	3.73	110,000	—
Unsecured corporate bonds		2034	3.92	110,000	—
Unsecured corporate bonds		2027	2.91	170,000	—
Unsecured corporate bonds		2029	2.92	90,000	—
Unsecured corporate bonds		2034	2.96	40,000	—
Unsecured global bonds	Operating fund	2027	6.63	588,000 (USD 400,000)	515,760 (USD 400,000)
Floating rate notes(*)	Operating fund	2025	SOFR rate +1.17	441,000 (USD 300,000)	386,820 (USD 300,000)

				6,649,000	6,682,580
Less discounts on bonds				(13,806)	(15,641)

				6,635,194	6,666,939
Less current portions of bonds				(1,680,070)	(859,516)

				~~W~~ 4,955,124	5,807,423

(*)	Interest rates applied are SOFR rate of 4.49% and 5.38% as of December 31, 2024 and 2023, respectively.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

16.	Long-Term Payables – Other

(1)	As of December 31, 2024 and 2023, details of long-term payables – other which consist of payables related to the acquisition of frequency usage rights are as follows (See note 14):

(In millions of won)
	December 31, 2024		December 31, 2023
Long-term payables – other	~~W~~	921,075	1,290,225
Present value discount on long-term payables – other		(13,355)	(29,772)
Current portion of long-term payables – other		(367,765)	(367,770)

Carrying amount at year end	~~W~~	539,955	892,683

(2)

The sum of portions repaid among the principal of long-term payables – other for the years ended December 31, 2024 and 2023 amounts to ~~W~~369,150 million and ~~W~~400,245 million, respectively. The repayment schedule of the principal amount of long-term payables – other as of December 31, 2024 is as follows:

(In millions of won)
	Amount
Less than 1 year	~~W~~	369,150
1 ~ 3 years		460,538
3 ~ 5 years		91,387

	~~W~~	921,075

17.	Provisions

Changes in provisions for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)
	2024						As of December 31, 2024
	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non-current
Provision for restoration	~~W~~	100,282	4,718	(3,113)	(810)	101,077	40,682	60,395
Emission allowance		822	1,000	—	(1,794)	28	28	—

	~~W~~	101,104	5,718	(3,113)	(2,604)	101,105	40,710	60,395

(In millions of won)
	2023						As of December 31, 2023
	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non-current
Provision for restoration	~~W~~	95,569	6,500	(1,787)	—	100,282	30,491	69,791
Emission allowance		1,836	2,279	(520)	(2,773)	822	822	—

	~~W~~	97,405	8,779	(2,307)	(2,773)	101,104	31,313	69,791

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

18.	Defined Benefit Assets

(1)	Details of defined benefit assets as of December 31, 2024 and 2023 are as follows:

(In millions of won)
	December 31, 2024		December 31, 2023
Present value of defined benefit obligations	~~W~~	504,857	493,541
Fair value of plan assets		(608,375)	(578,685)

	~~W~~	(103,518)	(85,144)

(2)	Principal actuarial assumptions as of December 31, 2024 and 2023 are as follows:

	December 31, 2024	December 31, 2023
Discount rate for defined benefit obligations	3.81%	4.36%
Expected rate of salary increase	5.42%	5.21%

Discount rate for defined benefit obligation is determined based on market yields of high-quality corporate bonds with similar maturities for estimated payment term of defined benefit obligation. Expected rate of salary increase is determined based on the Company’s historical promotion index, inflation rate and salary increase ratio.

(3)	Changes in present value of defined benefit obligations for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)
	2024		2023
Beginning balance	~~W~~	493,541	508,622
Current service cost		50,410	56,564
Interest cost		20,280	26,487
Remeasurement
- Demographic assumption		—	(740)
- Financial assumption		21,642	(70,134)
- Adjustment based on experience		(11,773)	12,836
Benefit paid		(76,849)	(38,347)
Past service cost		6,795	—
Others(*)		811	(1,747)

Ending balance	~~W~~	504,857	493,541

(*)	Others include changes in liabilities due to employees’ transfers among affiliates for the years ended December 31, 2024 and 2023.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

18.	Defined Benefit Assets, Continued

(4)	Changes in fair value of plan assets for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)
	2024		2023
Beginning balance	~~W~~	578,685	539,847
Interest income		24,241	27,753
Remeasurement		2,039	94
Contribution		55,000	50,000
Benefit paid		(54,536)	(36,124)
Others(*)		2,946	(2,885)

Ending balance	~~W~~	608,375	578,685

(*)	Others include changes in assets due to the employees’ transfers among affiliates for the years ended December 31, 2024 and 2023.

The Company’s expected contributions to the defined benefit plan for the year ended December 31, 2025, amounts to ~~W~~122,586 million.

(5)	Total cost of defined benefit plan, which is recognized in profit or loss for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)
	2024		2023
Current service cost	~~W~~	50,410	56,564
Net interest income		(3,961)	(1,266)
Past service cost		6,795	—

	~~W~~	53,244	55,298

Costs related to the defined benefit plan except for the amounts transferred to construction in progress are included in labor expenses and research and development expenses.

(6)	Details of plan assets as of December 31, 2024 and 2023 are as follows:

(In millions of won)
	December 31, 2024		December 31, 2023
Equity instruments	~~W~~	43	65
Debt instruments		243,273	101,638
Short-term financial instruments, etc.		365,059	476,982

	~~W~~	608,375	578,685

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

18.	Defined Benefit Assets, Continued

(7)	Sensitivity analysis

As of December 31, 2024, effects on defined benefit obligations if each of significant actuarial assumptions changes within expectable and reasonable range are as follows:

(In millions of won)
	0.5% Increase		0.5% Decrease
Discount rate	~~W~~	(14,719)	15,570
Expected salary increase rate		15,619	(14,902)

The sensitivity analysis does not consider dispersion of all cash flows that are expected from the plan but provides approximate values of sensitivity for the assumptions used.

A weighted average duration of defined benefit obligations as of December 31, 2024 and 2023 are 6.22 years and 6.20 years, respectively.

(8)	Defined contribution plan

The amount recognized as an expense for defined contribution plans are ~~W~~12,337 million and ~~W~~8,698 million for the years ended December 31, 2024 and 2023, respectively.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

19.	Derivative Instruments

(1)	Currency and interest rate swap contracts under cash flow hedge accounting as of December 31, 2024 are as follows:

(In millions of won, thousands of foreign currencies)
Borrowing date	Hedging Instrument (Hedged item)	Hedged risk	Financial institution	Duration of contract
Jul. 20, 2007	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)	Foreign currency risk	Morgan Stanley and four other banks	Jul. 20, 2007 ~ Jul. 20, 2027
Mar. 4, 2020	Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)	Foreign currency risk and interest rate risk	Citibank	Mar. 4, 2020 ~ Jun. 4, 2025
Oct. 7, 2024	Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 200,000)	Interest rate risk	DBS Bank Ltd	Oct. 10, 2024 ~ Oct. 8, 2026

(2)

In relation to the business acquisition by SK Broadband Co., Ltd. during the year ended December 31, 2020, the Parent Company has entered into a shareholders’ agreement with the shareholders of the acquirees on November 13, 2024. Pursuant to the shareholders’ agreement, the Company entered into a share purchase agreement to purchase 24.76% of the shares of SK Broadband Co., Ltd. for ~~W~~1,145,870 million. The Company recognized a derivative financial liability of ~~W~~78,467 million and ~~W~~295,876 million for equity forward contract as of December 31, 2024 and 2023, respectively.

(3)

The Company has entered into the agreement with HAEGIN Co., Ltd., whereby the Company has been granted contingent subscription right to acquire HAEGIN Co., Ltd.’s common stock for the year ended December 31, 2022. The Company is able to exercise the right in accordance with the agreement when certain conditions are met. There is no balance for derivative financial assets as of December 31, 2024.

(4)

SAPEON Inc., a subsidiary of the Company, disposed of a portion of shares of Rebellions Inc. (formerly, SAPEON Korea Inc.) for the year ended December 31, 2024, and entered into a Price Return Swap (PRS) in which the buyer receives the difference between the amount of sale and the settlement amount when selling the shares. The Company recognized a long-term derivative financial liability of ~~W~~2,689 million for the Price Return Swap (PRS) as of December 31, 2024.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

19.	Derivative Instruments, Continued

(5)

The fair value of derivative financial instruments to which the Company applies cash flow hedging is recorded in the separate financial statements as derivative financial assets, long-term derivative financial assets, and long-term derivative financial liabilities. As of December 31, 2024, details of fair values of the derivatives assets are as follows:

(In millions of won, thousands of foreign currencies)
Hedging instrument (Hedged item)	Cash flow hedge		Fair value
Non-current assets:
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)	~~W~~	148,172	148,172
Current assets:
Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)	~~W~~	80,650	80,650

	~~W~~	228,822	228,822

Non-current liabilities:
Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 200,000)	~~W~~	(748)	(748)

	~~W~~	(748)	(748)

As of December 31, 2024, the changes in fair value of derivatives designated as hedging instrument, which are all effective in hedging, were recognized in full in other comprehensive income.

(6)

The fair value of derivatives held for trading is recorded in the financial statements as derivative financial liabilities and long-term derivative financial liabilities. As of December 31, 2024, details of fair values of the derivative liabilities are as follows:

(In millions of won)
	Held for trading		Fair value
Current liabilities:
Equity forward contract	~~W~~	(78,467)	(78,467)
Non-current liabilities:
Price Return Swap (PRS)	~~W~~	(2,689)	(2,689)

	~~W~~	(81,156)	(81,156)

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

20.	Share Capital and Capital Surplus and Others

(1)	Details of share capital as of December 31, 2024 and 2023 are as follows:

(In millions of won, except for share data)
	December 31, 2024		December 31, 2023
Number of authorized shares		670,000,000	670,000,000
Par value (in won)	~~W~~	100	100
Number of issued shares		214,790,053	218,833,144
Share capital:
Common share(*)	~~W~~	30,493	30,493

(*)

In 2002, 2003 and 2024, the Company retired treasury shares with reduction of its retained earnings before appropriation. As a result, the Company’s issued shares have decreased without change in share capital.

(2)	Changes in issued shares for the years ended December 31, 2024 and 2023 are as follows:

(In shares)
	2024	2023
Issued shares as of January 1	218,833,144	218,833,144
Retirement of treasury shares(*)	(4,043,091)	—

Issued shares as of December 31	214,790,053	218,833,144

(*)	The Company retired 4,043,091 treasury shares with reduction of its retained earnings before appropriation for the year ended December 31, 2024.

(3)	Details of shares outstanding as of December 31, 2024 and 2023 are as follows:

(In shares)
	December 31, 2024			December 31, 2023
	Issued shares	Treasury shares	Outstanding shares	Issued shares	Treasury shares	Outstanding shares
Shares outstanding	214,790,053	1,903,711	212,886,342	218,833,144	6,133,414	212,699,730

(4)	Details of capital surplus and others as of December 31, 2024 and 2023 are as follows:

(In millions of won)
	December 31, 2024		December 31, 2023
Paid-in surplus	~~W~~	1,771,000	1,771,000
Treasury shares(Note 21)		(92,962)	(301,981)
Hybrid bonds(Note 22)		398,509	398,509
Share option(Note 23)		14,498	9,818
Others(*)		(6,642,865)	(6,643,493)

	~~W~~	(4,551,820)	(4,766,147)

(*)	The amount includes a change in equity amounting to ~~W~~5,767,210 million due to the spin-off that was accounted for as a transaction under common control.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

21.	Treasury Shares

(1)	Treasury shares as of December 31, 2024 and 2023 are as follows:

(In millions of won, except for the number of shares)
	December 31, 2024		December 31, 2023
Number of shares		1,903,711	6,133,414
Acquisition cost	~~W~~	92,962	301,981

(2)	Changes in treasury shares for the years ended December 31, 2024 and 2023 are as follows:

(In shares)
	2024	2023
Treasury shares as of January 1	6,133,414	801,091
Acquisition(*1)	317,000	5,773,410
Disposal(*2)	(503,612)	(441,087)
Retirement of treasury shares(*3)	(4,043,091)	—

Treasury shares as of December 31	1,903,711	6,133,414

(*1)

The Company acquired 317,000 of its treasury shares for ~~W~~15,788 million and 5,773,410 of its treasury shares for ~~W~~285,487 million in an effort to increase shareholder value by stabilizing its stock price for the years ended December 31, 2024 and 2023, respectively.

(*2)

The Company distributed 503,612 treasury shares (acquisition cost: ~~W~~24,807 million) as bonus payment to the employees, resulting in gain on disposal of treasury shares of ~~W~~181 million for the year ended December 31, 2024. Also, the Company distributed 441,087 treasury shares (acquisition cost: ~~W~~20,208 million) as bonus payment to the employees, resulting in gain on disposal of treasury shares of ~~W~~212 million for the year ended December 31, 2023.

(*3)

The Company retired 4,043,091 treasury shares with reduction of its retained earnings before appropriation, as a result, the Company’s issued shares have decreased without change in share capital for the year ended December 31, 2024.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

22.	Hybrid Bonds

Hybrid bonds classified as equity as of December 31, 2024 and 2023 are as follows:

(In millions of won)
	Type	Issuance date	Maturity(*1)	Annual interest rate (%)(*2)	December 31, 2024		December 31, 2023
Series 3 hybrid bonds	Unsecured subordinated bearer bond	June 5, 2023	June 5, 2083	4.95	~~W~~	400,000	400,000
Issuance costs						(1,491)	(1,491)

					~~W~~	398,509	398,509

The Company redeemed previously issued hybrid bonds and issued new hybrids bonds for the year ended December 31, 2023. As there is no contractual obligation to deliver financial assets to the holders of hybrid bonds, the Company classified the hybrid bonds as equity.

These are subordinated bonds that rank before common shares in the event of a liquidation or reorganization of the Company.

(*1)	The Company has a right to extend the maturity without any notice or announcement.
(*2)

Annual interest rate is determined as yield rate of 5-year national bond plus premium. According to the step-up clause, additional premium of 0.25% and 0.75%, respectively, after 10 years and 25 years from the issuance date are applied.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

23.	Share-Based Payment Arrangement

(1)	The terms and conditions related to the grants of the share-based payment arrangement are as follows:

1)	Share-based payment arrangement with cash alternatives

	Series
	5	6	7-1(*)	7-2(*)
Grant date	March 26, 2020	March 25, 2021	March 25, 2022
Types of shares to be issued	Registered common shares
Grant method	Reissue of treasury shares, Cash settlement
Number of shares (in share)	370,355	71,726	98,425	96,820
Exercise price (in won)	38,452	50,276	56,860	56,860
Exercise period	Mar. 27, 2023 ~ Mar. 26, 2027	Mar. 26, 2023 ~ Mar. 25, 2026	Mar. 26, 2025 ~ Mar. 25, 2029	Mar. 26, 2024 ~ Mar. 25, 2027
Vesting conditions	3 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date

(*)	For the year ended December 31, 2024, 196,850 shares of stock options granted in the 7th -1 series and 12,884 shares of stock options granted in the 7th -2 series were canceled.

For the year ended December 31, 2024, the entire amount of remaining stock options granted in the 4th series and some portions of stock options granted in the 3 rd, 5th, and 6th series were exercised, and the entire amount of remaining stock options granted in the 1st -3 and 3rd series was fully forfeited.

2)	Cash-settled share-based payment arrangement

Granted in 2022
Share appreciation rights of SK Telecom Co., Ltd.
Grant date	January 1, 2022
Grant method	Cash settlement
Number of shares (in share)	338,525
Exercise price (in won)	56,860
Exercise period	Jan. 1, 2024 ~ Mar. 25, 2025
Vesting conditions	2 years’ service from the grant date

The entire amount of remaining share appreciation rights for shares of SK Telecom Co., Ltd. and SK Square Co., Ltd. granted in 2021 was fully exercised for the year ended December 31, 2024.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

23.	Share-Based Payment Arrangement, Continued

(1)	The terms and conditions related to the grants of the share-based payment arrangement are as follows, Continued:

3)	Equity-settled share-based payment arrangement

The Company newly established Performance Share Units (“PSU”) for executives of the Company and major subsidiaries as part of the compensation based on the growth of corporate value for the year ended December 31, 2024 and for the year ended December 31, 2023, and the details are as follows:

PSU of SK Telecom Co., Ltd.
Grant date	March 28, 2023	March 26, 2024
Types of shares to be issued	Registered common shares
Grant method	Reissue of treasury shares
Number of shares(*)	Fluctuates according to the share price on the expiration date and the cumulative increase rate of KOSPI200
Reference share price (in won)	47,280	52,720
Reference index (KOSPI200)	315	362
Maturity (exercise date)	The day in which the annual general meeting of shareholders is held after 3 years from the grant date
Vesting conditions	Full service in the year in which the grant date is included

(*)

The initial amount granted is a total of ~~W~~10,813 million for 2023 and ~~W~~12,835 million for 2024, and the amount calculated according to the adjustment rate based on the share price on the expiration date and the cumulative increase rate of KOSPI200 will be paid in shares.

(2)

Share compensation expense for share-based payment arrangements with cash alternatives recognized for the year ended December 31, 2024 and the remaining share compensation expense to be recognized in subsequent periods are as follows:

(In millions of won)	Share compensation expense
As of December 31, 2023	~~W~~	157,750
For the year ended December 31, 2024		846
In subsequent periods		—

	~~W~~	158,596

The liabilities recognized by the Company in relation to the share-based payment arrangement with cash alternatives are ~~W~~7,283 million and ~~W~~5,530 million, respectively, which are included in accrued expenses as of December 31, 2024 and 2023, respectively.

As of December 31, 2024 and 2023 the carrying amounts of liabilities recognized by the Company in relation to the cash-settled share-based payment arrangement are ~~W~~305 million and ~~W~~1,133 million, respectively.

Share compensation expenses recognized for equity-settled share-based payment arrangement are ~~W~~4,549 million and 4,653 million for the years ended December 31, 2024 and 2023, respectively.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

23.	Share-Based Payment Arrangement, Continued

(3)	The Company used option-pricing models, including the binomial model, on the measurement of the fair value of share options at the remeasurement date and the inputs used in the model are as follows:

1)	Share-based payment arrangement with cash alternatives

(i)	SK Telecom Co., Ltd.

(In won)	Series
	5	6	7-1	7-2
Risk-free interest rate	2.74%	2.73%	2.81%	2.74%
Estimated option’s life	7 years	5 years	7 years	5 years
Share price on the remeasurement date	55,200	55,200	55,200	55,200
Expected volatility	16.50%	16.50%	16.50%	16.50%
Expected dividends yield	6.41%	6.41%	6.41%	6.41%
Exercise price	38,452	50,276	56,860	56,860
Per-share fair value of the option	16,748	5,668	3,820	3,080

(ii)	SK Square Co., Ltd.

(In won)	Series
	5	6
Risk-free interest rate	1.52%	1.55%
Estimated option’s life	7 years	5 years
Share price (Closing price on the preceding day)	34,900	49,800
Expected volatility	8.10%	25.70%
Expected dividends yield	5.70%	4.00%
Exercise price	38,452	50,276
Per-share fair value of the option	192	8,142

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

23.	Share-Based Payment Arrangement, Continued

(3)

The Company used option-pricing models, including the binomial model, on the measurement of the fair value of share options at the remeasurement date and the inputs used in the model are as follows, Continued:

2)	Cash-settled share-based payment arrangement

(In won)	Granted in 2022
Share appreciation rights of SK Telecom Co., Ltd.
Risk-free interest rate	2.87%
Estimated option’s life	3.25 years
Share price on the remeasurement date	55,200
Expected volatility	16.50%
Expected dividends yield	6.41%
Exercise price	56,860
Per-share fair value of the option	902

3)	Equity-settled share-based payment arrangement

(In won)	Granted in 2023	Granted in 2024
	PSU of SK Telecom Co., Ltd.	PSU of SK Telecom Co., Ltd.
Risk-free interest rate	3.26%	3.30%
Estimated option’s life	3 years	3 years
Share price on the grant date	48,500	54,100
Expected volatility	18.67%	15.90%
Expected dividends yield	4.90%	5.40%
Per-share fair value of the option	27,525	25,920

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

24.	Retained Earnings

(1)	Retained earnings as of December 31, 2024 and 2023 are as follows:

(In millions of won)
	December 31, 2024		December 31, 2023
Appropriated:
Legal reserve	~~W~~	22,320	22,320
Reserve for business expansion		9,981,138	9,831,138
Reserve for technology development		4,715,300	4,565,300

		14,696,438	14,396,438
Unappropriated		554,693	613,715

	~~W~~	15,273,451	15,032,473

(2)	Legal reserve

The Korean Commercial Act requires the Company to appropriate as a legal reserve at least 10% of cash dividends paid for each accounting period until the reserve equals 50% of outstanding share capital. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to share capital.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

25.	Statements of Appropriation of Retained Earnings

Details of statements of appropriation of retained earnings for the years ended December 31, 2024 and 2023 are as follows:

Date of appropriation for 2024: March 26, 2025

Date of appropriation for 2023: March 26, 2024

(In millions of won)
	2024		2023
Unappropriated retained earnings:
Unappropriated retained earnings	~~W~~	90,380	91,736
Remeasurement of defined benefit assets		(5,771)	43,656
Reclassification of valuation loss on FVOCI		(60,518)	(21,862)
Retirement of treasury shares		(200,000)	—
Interim dividends: 2024: ~~W~~2,490 per share, 2,490% on par value 2023: ~~W~~2,490 per share, 2,490% on par value		(530,082)	(542,282)
Interest on hybrid bonds		(19,800)	(17,283)
Profit for the year		1,280,484	1,059,750

		554,693	613,715

Reversal of appropriation of retained earnings:
Reserve for business expansion		(150,000)	(150,000)
Reserve for technology development		(150,000)	(150,000)
Appropriation of retained earnings:
Cash dividends: 2024: ~~W~~ 1,050 per share, 1,050% on par value 2023: ~~W~~1,050 per share, 1,050% on par value		223,531	223,335

		(523,531)	(523,335)

Unappropriated retained earnings to be carried over to subsequent year	~~W~~	31,162	90,380

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

26.	Reserves

(1)	Details of reserves, net of taxes, as of December 31, 2024 and 2023 are as follows:

(In millions of won)
	December 31, 2024		December 31, 2023
Valuation gain on FVOCI	~~W~~	213,725	139,548
Valuation loss on derivatives		(4,995)	(274)

	~~W~~	208,730	139,274

(2)	Changes in reserves for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)
	Valuation gain (loss) on financial assets at FVOCI		Valuation gain (loss) on derivatives	Total
Balance as of January 1, 2023	~~W~~	156,907	11,214	168,121
Changes, net of taxes		(17,359)	(11,488)	(28,847)

Balance as of December 31, 2023		139,548	(274)	139,274

Balance as of January 1, 2024		139,548	(274)	139,274
Changes, net of taxes		74,177	(4,721)	69,456

Balance as of December 31, 2024	~~W~~	213,725	(4,995)	208,730

(3)	Changes in valuation gain (loss) on financial assets at FVOCI for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)
	2024		2023
Balance as of January 1	~~W~~	139,548	156,907
Amount recognized as other comprehensive income (loss) for the year, net of taxes		13,659	(39,221)
Amount reclassified to retained earnings, net of taxes		60,518	21,862

Balance as of December 31	~~W~~	213,725	139,548

(4)	Changes in valuation gain (loss) on derivatives for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)
	2024		2023
Balance as of January 1	~~W~~	(274)	11,214
Amount recognized as other comprehensive loss for the year, net of taxes		(10,801)	(14,262)
Amount reclassified to profit, net of taxes		6,080	2,774

Balance as of December 31	~~W~~	(4,995)	(274)

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

27.	Operating Revenue

Disaggregation of operating revenues considering the economic factors that affect the nature, amounts, timing and uncertainty of the Company’s revenue and future cash flows is as follows:

(In millions of won)
	2024		2023
Products transferred at a point in time:
Product sales	~~W~~	163,901	115,062
Services transferred over time:
Wireless service revenue(*1)		10,671,222	10,554,390
Cellular interconnection revenue		413,855	445,244
Other(*2)		1,525,082	1,474,524

		12,610,159	12,474,158

	~~W~~12,774,060		12,589,220

(*1)	Wireless service revenue includes revenue from wireless voice and data transmission services, which is collected from the wireless subscribers.
(*2)	Other revenue includes revenue from billing and collection services as well as other miscellaneous services.

The Company has a right to receive consideration from a customer in an amount that corresponds directly with the value of telecommunications service provided; thus, the Company applies practical expedient method and recognizes revenue in the amount to which the Company has a right to invoice.

Most of the Company’s transactions are occurring in Korea as it principally operates its businesses in Korea.

28.	Other Operating Expenses

Details of other operating expenses for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)
	2024		2023
Communication	~~W~~	26,735	26,827
Utilities		400,612	377,028
Taxes and dues		29,676	23,229
Repair		272,723	257,829
Research and development		343,074	336,377
Training		22,431	28,771
Bad debt for accounts receivable – trade		33,085	28,765
Supplies and others		45,715	51,372

	~~W~~	1,174,051	1,130,198

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

29.	Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)
	2024		2023
Other non-operating income:
Gain on disposal of property and equipment and intangible assets	~~W~~	33,438	20,825
Others		18,417	20,019

	~~W~~	51,855	40,844

Other non-operating expenses:
Loss on disposal of property and equipment and intangible assets	~~W~~	14,301	3,929
Impairment loss on property and equipment and intangible assets		49,622	—
Donations		14,740	12,966
Bad debt for accounts receivable – other		4,157	4,349
Others		58,658	2,775

	~~W~~	141,478	24,019

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

30.	Finance Income and Costs

(1)	Details of finance income and costs for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)
	2024		2023
Finance income:
Interest income	~~W~~	43,168	36,937
Dividends		216,886	209,195
Gain on foreign currency transactions		11,678	9,015
Gain on foreign currency translations		2,536	300
Gain relating to financial instruments at FVTPL		239,616	87,199

	~~W~~	513,884	342,646

(In millions of won)
	2024		2023
Finance costs:
Interest expense	~~W~~	315,794	325,769
Loss on sale of accounts receivable – other		35,317	65,027
Loss on foreign currency transactions		12,992	8,115
Loss on foreign currency translations		1,392	660
Loss relating to financial instruments at FVTPL		120,040	41,819

	~~W~~	485,535	441,390

(2)	Details of interest income included in finance income for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)
	2024		2023
Interest income on cash equivalents and short-term financial instruments	~~W~~	23,792	18,484
Interest income on loans and others		19,376	18,453

	~~W~~	43,168	36,937

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

30.	Finance Income and Costs, Continued

(3)	Details of interest expenses included in finance costs for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)
	2024		2023
Interest expense on borrowings	~~W~~	16,577	27,151
Interest expense on debentures		215,705	200,571
Others		83,512	98,047

	~~W~~	315,794	325,769

(4)

Finance income and costs by category of financial instruments for the years ended December 31, 2024 and 2023 are as follows. Bad debt expense for accounts receivable – trade, loans and receivables are presented and explained separately in notes 5 and 35.

1)	Finance income and costs

(In millions of won)
	2024
	Finance income(*)		Finance costs
Financial assets:
Financial assets at FVTPL	~~W~~	40,804	39,765
Financial assets at FVOCI		30,993	—
Financial assets at amortized cost		43,593	5,116

		115,390	44,881

Financial liabilities:
Financial liabilities at FVTPL		217,408	115,592
Financial liabilities at amortized cost		4	325,062

		217,412	440,654

	~~W~~	332,802	485,535

(*)	Finance income does not include ~~W~~181,082 million of dividends received from subsidiaries and associates for the year ended December 31, 2024.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

30.	Finance Income and Costs, Continued

(4)

Finance income and costs by category of financial instruments for the years ended December 31, 2024 and 2023 are as follows. Bad debt expense (reversal of loss allowance) for accounts receivable – trade, loans and receivables are presented and explained separately in notes 5 and 35, Continued:

1)	Finance income and costs, Continued

(In millions of won)
	2023
	Finance income(*)		Finance costs
Financial assets:
Financial assets at FVTPL	~~W~~	87,758	106,846
Financial assets at FVOCI		39,681	—
Financial assets at amortized cost		36,299	8,726
Derivatives designated as hedging instrument		2,343	—

		166,081	115,572

Financial liabilities:
Financial liabilities at FVTPL		6,717	—
Financial liabilities at amortized cost		1,503	325,818

		8,220	325,818

	~~W~~	174,301	441,390

(*)	Finance income does not include ~~W~~168,345 million of dividends received from subsidiaries and associates for the year ended December 31, 2023.

2)	Other comprehensive income (loss)

(In millions of won)
	2024		2023
Financial assets:
Financial assets at FVOCI	~~W~~	13,659	(39,221)
Derivatives designated as hedging instrument		(4,721)	(11,488)

	~~W~~	8,938	(50,709)

(5)	Details of impairment losses for financial assets for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)
	2024		2023
Accounts receivable – trade	~~W~~	33,085	28,765
Other receivables		4,157	4,349

	~~W~~	37,242	33,114

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

31.	Income Tax Expense

(1)	Income tax expenses for the years ended December 31, 2024 and 2023 consist of the following:

(In millions of won)
	2024		2023
Current tax expense:
Current year	~~W~~	304,365	249,527
Current tax of prior years		(21,577)	(4,247)

		282,788	245,280

Deferred tax expense:
Changes in net deferred tax assets		(86,188)	49,909

Income tax expense	~~W~~	196,600	295,189

(2)

The difference between income taxes computed using the statutory corporate income tax rates and the recorded income taxes for the years ended December 31, 2024 and 2023 is attributable to the following:

(In millions of won)
	2024		2023
Profit before income tax	~~W~~	1,477,084	1,354,939
Income taxes at statutory income tax rate		379,588	347,342
Non-taxable income		(46,304)	(37,230)
Non-deductible expenses		9,594	13,071
Tax credit and tax reduction		(20,538)	(51,843)
Changes in unrecognized deferred taxes		(87,136)	25,671
Income tax refund		(21,577)	(4,247)
Changes in tax rate and other		(17,027)	2,425

Income tax expense	~~W~~	196,600	295,189

(3)	Deferred taxes directly charged to (credited from) equity for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)
	2024		2023
Valuation gain (loss) on financial assets measured at fair value	~~W~~	(4,828)	12,922
Valuation gain on derivatives		1,342	3,843
Remeasurement of defined benefit assets		2,061	(14,477)
Loss on disposal of treasury shares		(46)	(53)

	~~W~~	(1,471)	2,235

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

31.	Income Tax Expense, Continued

(4)	Changes in deferred tax assets (liabilities) for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)	2024
	Beginning		Deferred tax expense (income)	Directly charged to (credited from) equity	Ending
Deferred tax assets (liabilities) related to temporary differences:
Loss allowance	~~W~~	43,576	218	—	43,794
Accrued interest income		(255)	(312)	—	(567)
Financial assets measured at fair value		(5,321)	(32,179)	(4,828)	(42,328)
Investments in subsidiaries, associates and joint ventures		(15,730)	54,400	—	38,670
Property and equipment		(398,779)	(7,313)	—	(406,092)
Retirement benefit obligation		(11,851)	18,590	2,061	8,800
Valuation gain on derivatives		24,099	2,148	1,342	27,589
Gain (loss) on foreign currency translation		20,658	(297)	—	20,361
Incremental costs to acquire a contract		(673,580)	5,962	—	(667,618)
Right-of-use assets		(308,716)	35,278	—	(273,438)
Lease liabilities		308,633	(16,140)	—	292,493
Others		73,546	45,025	(46)	118,525

	~~W~~	(943,720)	105,380	(1,471)	(839,811)

Tax credit		141,725	(19,192)	—	122,533

	~~W~~	(801,995)	86,188	(1,471)	(717,278)

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

31.	Income Tax Expense, Continued

(4)	Changes in deferred tax assets (liabilities) for the years ended December 31, 2024 and 2023 are as follows, Continued:

(In millions of won)	2023
	Beginning		Deferred tax expense (income)	Directly charged to (credited from) equity	Ending
Deferred tax assets (liabilities) related to temporary differences:
Loss allowance	~~W~~	43,512	64	—	43,576
Accrued interest income		(293)	38	—	(255)
Financial assets measured at fair value		(12,930)	(5,313)	12,922	(5,321)
Investments in subsidiaries, associates and joint ventures		5,034	(20,764)	—	(15,730)
Property and equipment		(345,754)	(53,025)	—	(398,779)
Retirement benefit obligation		2,919	(293)	(14,477)	(11,851)
Valuation gain on derivatives		18,112	2,144	3,843	24,099
Gain (loss) on foreign currency translation		20,624	34	—	20,658
Incremental costs to acquire a contract		(707,002)	33,422	—	(673,580)
Right-of-use assets		(344,023)	35,307	—	(308,716)
Lease liabilities		345,739	(37,106)	—	308,633
Others		129,858	(56,259)	(53)	73,546

	~~W~~	(844,204)	(101,751)	2,235	(943,720)

Tax credit		89,883	51,842	—	141,725

	~~W~~	(754,321)	(49,909)	2,235	(801,995)

(5)	Details of temporary differences not recognized as deferred tax assets in the statements of financial position as of December 31, 2024 and 2023 are as follows:

(In millions of won)
	December 31, 2024		December 31, 2023
Loss allowance	~~W~~	77,405	77,405
Investments in subsidiaries, associates and joint ventures		508,873	585,877
Other temporary differences		102,850	372,134

(6)

In accordance with the global minimum tax law (Pillar Two) which was applied from 2024, the Company, as the Parent Company, is required to pay additional taxes on the difference between the effective tax rate of each company in the Group in their respective jurisdictions and the minimum tax rate of 15%. The Company has determined that no additional taxes will be incurred under the global minimum tax law (Pillar Two), and therefore, there is no amount recognized as income tax expense for the year ended December 31, 2024.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

32.	Earnings per Share

Earnings per share is calculated to profit of the Company per common share and dilutive potential common share, and details are as follows:

(1)	Basic earnings per share

1)	Basic earnings per share for the years ended December 31, 2024 and 2023 are calculated as follows:

(In millions of won, except for share data and basic earnings per share)
	2024		2023
Profit for the year	~~W~~	1,280,484	1,059,750
Interest on hybrid bonds		(19,800)	(17,283)

Profit for the year on common shares		1,260,684	1,042,467
Weighted average number of common shares outstanding		212,848,138	217,264,615

Basic earnings per share (in won)	~~W~~	5,923	4,798

2)	The weighted average number of common shares outstanding for the years ended December 31, 2024 and 2023 are calculated as follows:

(In shares)	2024
	Number of common shares	Weighted average number of common shares
Issued shares as of January 1, 2024	218,833,144	218,833,144
Treasury shares as of January 1, 2024	(6,133,414)	(6,133,414)
Acquisition of treasury shares	(317,000)	(315,314)
Disposal of treasury shares	503,612	463,722

	212,886,342	212,848,138

(In shares)	2023
	Number of common shares	Weighted average number of common shares
Issued shares as of January 1, 2023	218,833,144	218,833,144
Treasury shares as of January 1, 2023	(801,091)	(801,091)
Acquisition of treasury shares	(5,773,410)	(1,154,633)
Disposal of treasury shares	441,087	387,195

	212,699,730	217,264,615

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

32.	Earnings per Share, Continued

(2)	Diluted earnings per share

1)	Diluted earnings per share for the years ended December 31, 2024 and 2023 are calculated as follows:

(In millions of won, except for share data and diluted earnings per share)
	2024		2023
Profit for the year on common shares	~~W~~	1,260,684	1,042,467
Adjusted weighted average number of common shares outstanding		213,428,916	217,452,721

Diluted earnings per share (in won)	~~W~~	5,907	4,794

2)	The adjusted weighted average number of common shares outstanding for the years ended December 31, 2024 and 2023 are calculated as follows:

(In shares)
	2024	2023
Outstanding shares as of January 1	212,699,730	218,032,053
Effect of treasury shares	148,408	(767,438)
Effect of share option	580,778	188,106

Adjusted weighted average number of common shares outstanding	213,428,916	217,452,721

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

33.	Dividends

(1)	Details of dividends declared

Details of dividend declared for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won, except for face value and share data)
Year	Dividend type	Number of shares outstanding	Face value (in won)	Dividend ratio	Dividends
2024	Cash dividends (Interim)	212,880,865	100	830%	~~W~~	176,690
	Cash dividends (Interim)	212,886,342	100	830%		176,696
	Cash dividends (Interim)	212,886,342	100	830%		176,696
	Cash dividends (Year-end)	212,886,342	100	1,050%		223,531

					~~W~~	753,613

2023	Cash dividends (Interim)	218,466,141	100	830%	~~W~~	181,327
	Cash dividends (Interim)	218,473,140	100	830%		181,333
	Cash dividends (Interim)	216,412,898	100	830%		179,623
	Cash dividends (Year-end)	212,699,730	100	1,050%		223,335

					~~W~~	765,618

(2)	Dividends yield ratio

Dividends yield ratios for the years ended December 31, 2024 and 2023 are as follows:

(In won)
Year	Dividend type	Dividend per share	Closing price at year-end	Dividend yield ratio
2024	Cash dividends	3,540	55,200	6.41%
2023	Cash dividends	3,540	50,100	7.07%

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

34.	Categories of Financial Instruments

(1)	Financial assets by category as of December 31, 2024 and 2023 are as follows:

(In millions of won)
	December 31, 2024
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	—	—	1,165,158	—	1,165,158
Financial instruments		—	—	79,354	—	79,354
Long-term investment securities(*)		75,563	1,342,902	—	—	1,418,465
Accounts receivable – trade		—	—	1,508,893	—	1,508,893
Loans and other receivables		223,761	—	616,521	—	840,282
Derivative financial assets		—	—	—	228,822	228,822

	~~W~~	299,324	1,342,902	3,369,926	228,822	5,240,974

(*)	The Company designated ~~W~~1,342,902 million of equity instruments that are not held for trading as financial assets at FVOCI.

(In millions of won)
	December 31, 2023
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	4,774	—	626,292	—	631,066
Financial instruments		47,364	—	139,354	—	186,718
Long-term investment securities(*)		218,685	1,207,605	—	—	1,426,290
Accounts receivable – trade		—	—	1,495,617	—	1,495,617
Loans and other receivables		273,945	—	612,432	—	886,377
Derivative financial assets		2,323	—	—	116,210	118,533

	~~W~~	547,091	1,207,605	2,873,695	116,210	4,744,601

(*)	The Company designated ~~W~~1,207,605 million of equity instruments that are not held for trading as financial assets at FVOCI.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

34.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by category as of December 31, 2024 and 2023 are as follows:

(In millions of won)
	December 31, 2024
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Derivatives hedging instrument	Total
Derivative financial liabilities	~~W~~	81,156	—	748	81,904
Borrowings		—	450,000	—	450,000
Debentures		—	6,635,194	—	6,635,194
Lease liabilities(*)		—	1,158,452	—	1,158,452
Accounts payable – other and others		—	3,489,056	—	3,489,056

	~~W~~	81,156	11,732,702	748	11,814,606

(In millions of won)
	December 31, 2023
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Total
Derivative financial liabilities	~~W~~	295,876	—	295,876
Borrowings		—	640,000	640,000
Debentures		—	6,666,939	6,666,939
Lease liabilities(*)		—	1,226,545	1,226,545
Accounts payable – other and others		—	4,146,076	4,146,076

	~~W~~	295,876	12,679,560	12,975,436

(*)

The categorization of financial liabilities is not applicable to lease liabilities, but they are classified as financial liabilities measured at amortized cost, considering the nature of measuring liabilities.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

35.	Financial Risk Management

(1)	Financial risk management

The Company is exposed to market risk, credit risk and liquidity risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates, interest rates and price fluctuations. The Company implements a risk management system to monitor and manage these specific risks.

The Company’s financial assets consist of cash and cash equivalents, financial instruments, long-term investment securities, accounts receivable – trade and others, etc. Financial liabilities consist of accounts payable – other and others, borrowings, debentures, lease liabilities and others.

1)	Market risk

(i)	Currency risk

The Company’s currency risk is mainly related to changes in recognized assets and liabilities due to exchange rate fluctuations. If the Company determines that it is necessary to hedge currency risk for business purposes, the Company manages currency risk by using currency swaps, etc. Currency risk occurs on forecasted transactions and recognized assets and liabilities which are denominated in a currency other than the functional currency of the Company.

Monetary assets and liabilities denominated in foreign currencies as of December 31, 2024 are as follows:

(In millions of won, thousands of foreign currencies)
	Assets			Liabilities
	Foreign currencies	Won equivalent		Foreign currencies	Won equivalent
USD	41,348	~~W~~	60,782	710,134	~~W~~	1,043,897
EUR	6,347		9,703	—		—
Others	—		508	—		23

		~~W~~	70,993		~~W~~	1,043,920

In addition, the Company has entered into cross currency swaps to hedge against currency risk related to foreign currency debentures. (See Note 19)

As of December 31, 2024, a hypothetical change in exchange rates by 10% would have increased (decreased) the Company’s profit before income tax and equity as follows:

(In millions of won)
	Profit before income tax			Equity
	If increased by 10%		If decreased by 10%	If increased by 10%		If decreased by 10%
USD	~~W~~	4,338	(4,338)	~~W~~	4,338	(4,338)
EUR		970	(970)		970	(970)
Others		49	(49)		49	(49)

	~~W~~	5,357	(5,357)	~~W~~	5,357	(5,357)

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

35.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(ii)	Interest rate risk

The interest rate risk of the Company arises from borrowings, debentures and long-term payables – other. Since the Company’s interest-bearing assets are mostly fixed-interest bearing assets, the Company’s revenue and operating cash flows from the interest-bearing assets are not influenced by the changes in market interest rates.

The Company performs various analysis to reduce interest rate risk and to optimize its financing. To minimize risks arising from changes in interest rates, the Company takes various measures, such as refinancing, renewal, alternative financing and hedging.

As of December 31, 2024, floating-rate borrowings and debentures amount to ~~W~~200,000 million and ~~W~~441,000 million, respectively, and the Company has entered into interest rate swaps to hedge interest rate risk related to the floating-rate borrowings and debentures. Therefore, profit before income tax for the year ended December 31, 2024 would not have been affected by the changes in interest rates of floating-rate debentures.

As of December 31, 2024, the floating-rate long-term payables – other are ~~W~~921,075 million. If the interest rate increases (decreases) by 1%p with all other variables held constant, profit before income tax and equity for the year ended December 31, 2024, would change by ~~W~~9,211 million in relation to the floating-rate long-term payables – other that are exposed to interest rate risk.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

35.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(iii)	Price fluctuations risk

As of December 31, 2024, the Company holds equity instruments in an active trading market, exposing it to price fluctuation risk. Assuming all other variables remain constant, the impact on the Company’s profit before income tax and equity resulting from a 10% fluctuation in the per-share stock price of the equity securities for the year ended December 31, 2024 is as follows.

(In millions of won)
	Profit before income tax			Equity
	If increased by 10%		If decreased by 10%	If increased by 10%		If decreased by 10%
	~~W~~	—	—	~~W~~	81,371	(81,371)

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

35.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2)	Credit risk

The maximum credit exposure as of December 31, 2024 and 2023 are as follows:

(In millions of won)
	December 31, 2024		December 31, 2023
Cash and cash equivalents	~~W~~	1,165,121	631,021
Financial instruments		79,354	186,718
Accounts receivable – trade		1,508,893	1,495,617
Contract assets		18,576	21,613
Loans and other receivables		840,282	886,377
Derivative financial assets		228,822	118,533

	~~W~~	3,841,048	3,339,879

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. To manage credit risk, the Company evaluates the credit worthiness of each customer or counterparty by considering the party’s financial information, its own trading records and other factors. Based on such information, the Company establishes credit limits for each customer or counterparty.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

35.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2)	Credit risk, Continued

(i) Accounts receivable – trade and contract assets

The Company establishes a loss allowance in respect of accounts receivable – trade and contract assets. The main components of this allowance are a specific loss component that relates to individually significant exposures and a collective loss component established for groups of similar assets in respect of losses that are expected to occur. The collective loss allowance is determined based on historical data of collection statistics for similar financial assets. Details of changes in loss allowance for the year ended December 31, 2024 are included in note 5.

(ii) Debt investments

The credit risk arises from debt investments included in ~~W~~79,354 million of financial instruments, and ~~W~~840,281 million of loans and other receivables. To limit the exposure to this risk, the Company transacts only with financial institutions with credit ratings that are considered to be low credit risk.

Most of the Company’s debt investments are considered to have a low risk of default and the borrower has a strong capacity to meet its contractual cash flow obligations in the near term. Thus the Company measured the loss allowance for the debt investments at an amount equal to 12-month expected credit losses.

Meanwhile, the Company monitors changes in credit risk at each reporting date. The Company recognized the loss allowance at an amount equal to lifetime expected credit losses when the credit risk on the debt investments is assumed to have increased significantly if it is more than 30 days past due.

The Company’s maximum exposure to credit risk is equal to each financial asset’s carrying amount. The gross carrying amounts of each financial asset except for the accounts receivable – trade and derivative financial assets as of December 31, 2024 are as follows:

(In millions of won)
	Financial assets at FVTPL		Financial assets at amortized cost
			12-month ECL	Lifetime ECL – not credit impaired	Lifetime ECL – credit impaired
Gross carrying amount	~~W~~	223,761	693,168	6,577	59,798
Loss allowance		—	(2,688)	(3,317)	(57,664)

Carrying amount	~~W~~	223,761	690,480	3,260	2,134

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

35.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2) Credit risk, Continued

(ii)	Debt investments, Continued

Changes in the loss allowance for the debt investments for the year ended December 31, 2024 are as follows:

(In millions of won)
	12-month ECL		Lifetime ECL – not credit impaired	Lifetime ECL – credit impaired	Total
December 31, 2023	~~W~~	2,590	3,089	63,876	69,555
Remeasurement of loss allowance, net		799	3,265	93	4,157
Transfer to lifetime ECL – not credit impaired		(701)	701	—	—
Transfer to lifetime ECL – credit impaired		—	(3,738)	3,738	—
Amounts written off		—	—	(11,188)	(11,188)
Recovery of amounts written off		—	—	1,145	1,145

December 31, 2024	~~W~~	2,688	3,317	57,664	63,669

(iii) Cash and cash equivalents

The Company deposits ~~W~~1,165,121 million of cash and cash equivalents as of December 31, 2024 (~~W~~631,021 million as of December 31, 2023) at banks and financial institutions with credit ratings above the certain level. The impairment on cash and cash equivalents was measured using a 12-month expected credit loss, taking into account the short-term exposure. The Company assessed the risk of cash and cash equivalents based on the counterparty’s external credit rating, determining it to be low.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

35.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3)	Liquidity risk

The Company’s approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalents balances and have enough liquidity through various committed credit lines. The Company maintains enough liquidity within credit lines through active operating activities.

Contractual maturities of financial liabilities as of December 31, 2024 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 – 5 years	More than 5 years
Borrowings(*1)	~~W~~	450,000	467,502	261,316	206,186	—
Debentures(*1)		6,635,194	7,553,454	1,889,902	3,561,759	2,101,793
Lease liabilities		1,158,452	1,271,134	312,285	823,110	135,739
Accounts payable – other and others(*1,2)		3,489,056	3,544,473	2,951,650	587,665	5,158

	~~W~~	11,732,702	12,836,563	5,415,153	5,178,720	2,242,690

(*1)	The contractual cash flow is amount that includes interest payables.
(*2)

The Company’s accounts payable – other and others includes amounts for payments made using electronic payments through the supplier finance arrangements. The Company pays the amount within the normal operating cycle, and no collateral is incurred in connection with the agreement and there is no substantial change in the payment conditions, therefore, the amount is classified as accounts payable – other and presented as operating cash flows in the statements of cash flows. Accounts payable – other and others relating to the supplier finance arrangements amounts to ~~W~~298,448 million as of December 31, 2024.

The Company does not expect that the cash flows included in the maturity analysis could occur significantly earlier or in significantly different amounts.

As of December 31, 2024, periods in which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 – 5 years
Assets	~~W~~	228,822	238,465	99,398	139,067
Liabilities		748	(750)	—	(750)

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

35.	Financial Risk Management, Continued

(2)	Capital management

The Company manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to shareholders through the optimization of its debt and equity structure. The overall strategy of the Company is the same as that for the year ended December 31, 2023.

The Company monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity from the separate financial statements.

Debt-equity ratio as of December 31, 2024 and 2023 are as follows:

(In millions of won)
	December 31, 2024		December 31, 2023
Total liabilities	~~W~~	13,624,772	14,559,839
Total equity		10,960,854	10,436,093
Debt-equity ratios		124.30%	139.51%

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

35.	Financial Risk Management, Continued

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2024 and 2023 are as follows:

(In millions of won)	December 31, 2024
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	299,324	—	223,761	75,563	299,324
Derivative hedging instruments		228,822	—	228,822	—	228,822
FVOCI		1,342,902	1,088,578	—	254,324	1,342,902

	~~W~~	1,871,048	1,088,578	452,583	329,887	1,871,048

Financial liabilities that are measured at fair value:
Derivative financial liabilities	~~W~~	81,904	—	748	81,156	81,904
Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	450,000	—	453,965	—	453,965
Debentures		6,635,194	—	6,637,948	—	6,637,948
Long-term payables – other		907,720	—	930,604	—	930,604

	~~W~~	7,992,914	—	8,022,517	—	8,022,517

(In millions of won)	December 31, 2023
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	547,091	—	326,083	221,008	547,091
Derivative hedging instruments		116,210	—	116,210	—	116,210
FVOCI		1,207,605	1,131,033	—	76,572	1,207,605

	~~W~~	1,870,906	1,131,033	442,293	297,580	1,870,906

Financial liabilities that are measured at fair value:
Derivative financial liabilities	~~W~~	295,876	—	—	295,876	295,876
Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	640,000	—	638,536	—	638,536
Debentures		6,666,939	—	6,503,016	—	6,503,016
Long-term payables – other		1,260,453	—	1,294,977	—	1,294,977

	~~W~~	8,567,392	—	8,436,529	—	8,436,529

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

35.	Financial Risk Management, Continued

(3)	Fair value, Continued

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2024 and 2023 are as follows, Continued:

The above information does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.

Fair value of the financial instruments that are traded in an active market (financial assets at FVOCI) is measured based on the bid price at the end of the reporting date.

The Company uses various valuation methods for determination of fair value of financial instruments that are not traded in an active market. Derivative financial contracts and long-term liabilities are measured using the discounted present value methods. Other financial assets are determined using the methods such as discounted cash flow and market approach. Inputs used in such valuation methods include swap rate, interest rate, risk premium and the volatility of stock price, and the Company performs valuation using the inputs which are consistent with natures of assets and liabilities measured.

Interest rates used by the Company for the fair value measurement as of December 31, 2024 are as follows:

Interest rate
Derivative instruments	2.65% ~ 4.67%
Borrowings and debentures	3.16% ~ 3.21%
Long-term payables – other	3.17% ~ 3.23%

2)

There have been no transfers between Level 1 and Level 2 for the year ended December 31, 2024. The changes of financial assets and liabilities classified as Level 3 for the year ended December 31, 2024 are as follows:

(In millions of won)	Balance as of January 1, 2024		Gain for the year	OCI	Acquisition	Disposal	Transfer	Balance as of December 31, 2024
Financial assets:
FVTPL	~~W~~	221,008	16,046	—	—	(3,963)	(157,528)	75,563
FVOCI		76,572	—	28,428	1,000	(217)	148,541	254,324

	~~W~~	297,580	16,046	28,428	1,000	(4,180)	(8,987)	329,887

Financial liabilities:
FVTPL	~~W~~	(295,876)	214,720	—	—	—	—	(81,156)

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

35.	Financial Risk Management, Continued

(4)	Enforceable master netting agreement or similar agreement

Carrying amount of financial instruments recognized to which offset agreements are applicable as of December 31, 2024 and 2023 are as follows:

(In millions of won)	December 31, 2024
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the separate statement of financial position
Financial assets:
Accounts receivable – trade and others	~~W~~	72,747	(72,747)	—
Financial liabilities:
Accounts payable – other and others	~~W~~	74,658	(72,747)	1,911

(In millions of won)	December 31, 2023
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the separate statement of financial position
Financial assets:
Accounts receivable – trade and others	~~W~~	72,597	(72,597)	—
Financial liabilities:
Accounts payable – other and others	~~W~~	74,388	(72,597)	1,791

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

36.	Transactions with Related Parties

(1)	List of related parties

Relationship	Company
Ultimate controlling entity	SK Inc.
Subsidiaries	SK Broadband Co., Ltd. and 20 others(*)
Joint venture	UTC Kakao-SK Telecom ESG Fund
Associates	SK China Company Ltd. and 44 others
Others	The Ultimate controlling entity’s subsidiaries and associates and others.

(*)	As of December 31, 2024, subsidiaries of the Company are as follows:

Subsidiary		Ownership percentage (%)(*1)	Primary business
Subsidiaries owned by the Company	SK Telink Co., Ltd.	100.0	International telecommunication and Mobile Virtual Network Operator service
	NATE Communications Corporation (Formerly, SK Communications Co., Ltd.)	100.0	Internet website services
	SK Broadband Co., Ltd.	74.4	Fixed-line telecommunication services
	PS&Marketing Corporation	100.0	Communications device retail business
	SERVICE ACE Co., Ltd.	100.0	Call center management service
	SERVICE TOP Co., Ltd.	100.0	Call center management service
	SK O&S Co., Ltd.	100.0	Base station maintenance service
	SK Telecom China Holdings Co., Ltd.	100.0	Investment (Holdings company)
	YTK Investment Ltd.	100.0	Investment
	Atlas Investment	100.0	Investment
	SK Telecom Americas, Inc	100.0	Information gathering and consulting
	Happy Hanool Co., Ltd.	100.0	Service
	SK stoa Co., Ltd.	100.0	Other telecommunication retail business
	SAPEON Inc.	62.5	Manufacturing non-memory and other electronic integrated circuits
	Astra AI Infra LLC(*2)	100.0	Investment
Subsidiaries owned by SK Broadband Co., Ltd.	Home & Service Co., Ltd. Media S Co., Ltd.	100.0 100.0	Operation of information and communication facility Production and supply services of broadcasting programs
Subsidiary owned by PS&Marketing Corporation	SK m&service Co., Ltd.	100.0	Database and internet website service
Subsidiary owned by SK Telecom Americas, Inc.	Global AI Platform Corporation	100.0	Software development and supply services
Subsidiary owned by Global AI Platform Corporation	Global AI Platform Corporation Korea	100.0	Software development and supply services
Other(*3)	SK Telecom Innovation Fund, L.P.	100.0	Investment

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

36.	Transactions with Related Parties, Continued

(1)	List of related parties, Continued:

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Company or subsidiaries of the Company.

(*2)	The Company newly established Astra AI Infra LLC for the year ended December 31, 2024.

(*3)	Other is owned by Atlas Investment and another subsidiary of the Company.

As of December 31, 2024, the Company belongs to SK Group, a conglomerate as defined in the Monopoly Regulation and Fair Trade Act. All of the other entities included in SK Group are considered related parties of the Company.

(2)	Compensation for the key management

The Company considers registered directors who have substantial role and responsibility in planning, operations and relevant controls of the business as key management. The compensation given to such key management for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)
	2024		2023
Salaries	~~W~~	5,673	4,139
Defined benefit plan expenses		1,362	1,005
Share option		977	2,542

	~~W~~	8,012	7,686

Compensation for the key management includes salaries, non-monetary salaries and defined benefits made in relation to the pension plan and compensation expenses related to share options granted.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

36.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)		2024
Scope	Company	Operating revenue and others		Operating expense and others (*1)	Acquisition of property and equipment and others
Ultimate Controlling Entity	SK Inc.(*2)	~~W~~	10,499	568,328	70,384

Subsidiaries	SK Broadband Co., Ltd. (*3)		315,031	609,591	1,657
	PS&Marketing Corporation(*4)		6,122	1,291,206	1,258
	SK O&S Co., Ltd.		3,214	267,636	56,445
	SK Telink Co., Ltd.(*5)		133,063	16,270	27
	SERVICE ACE Co., Ltd.(*6)		14,408	122,356	—
	SERVICE TOP Co., Ltd.(*7)		12,938	118,313	—
	NATE Communications Corporation (Formerly, SK Communications Co., Ltd.)		1,414	2,658	776
	Others		6,476	45,013	1,013

			492,666	2,473,043	61,176

Associates	F&U Credit information Co., Ltd.		758	43,928	266
	Daehan Kanggun BcN Co., Ltd.		9,552	—	—
	Others(*8)		7,927	13,759	271

			18,237	57,687	537

Others	SK Innovation Co., Ltd.		5,913	12,590	—
	SK Networks Co., Ltd.		1,286	10,883	—
	SK Networks Service Co., Ltd.		507	41,349	2,153
	SK Energy Co., Ltd.		1,669	180	—
	Content Wavve Corp.		13,432	83,119	—
	Happy Narae Co., Ltd.		163	11,341	98,378
	SK Shieldus Co., Ltd.		51,118	91,288	8,408
	Eleven Street Co., Ltd.		7,176	28,157	—
	SK Planet Co., Ltd.		5,166	73,866	2,893
	SK hynix Inc.		39,980	233	—
	Tmap Mobility Co., Ltd.		15,137	5,677	—
	Dreamus Company		4,281	65,599	264
	One Store Co., Ltd.		14,108	65	—
	UNA Engineering Inc.		—	10,266	13,026
	Others(*9)		35,112	77,881	25,236

			195,048	512,494	150,358

		~~W~~	716,450	3,611,552	282,455

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

36.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the years ended December 31, 2024 and 2023 are as follows, Continued:

(*1)	Operating expense and others include lease payments by the Company.
(*2)	Operating expense and others include ~~W~~232,466 million of dividends paid by the Company.
(*3)	Operating revenue and others include ~~W~~149,526 million of dividend income received.
(*4)	Operating expense and others include ~~W~~707,579 million paid to PS&Marketing Corporation relating to purchase of accounts receivable resulting from sale of handsets.
(*5)	Operating revenue and others include ~~W~~14,971 million of dividend income received.
(*6)	Operating revenue and others include ~~W~~3,302 million of dividend income received.
(*7)	Operating revenue and others include ~~W~~5,700 million of dividend income received.
(*8)

Operating revenue and others include ~~W~~590 million of dividend received from Start-up Win-Win Fund, ~~W~~5,055 million of dividends received from Korea IT Fund, ~~W~~1,439 million of dividends received from Citadel Pacific Telecom Holdings, LLC and ~~W~~499 million of dividends received from UNISK(Beijing) Information Technology Co., Ltd.

(*9)	SK RENT A CAR Co., Ltd. was excluded from the related parties for the year ended December 31, 2024, and the transactions above occurred before the related party relationship terminated.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

36.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the years ended December 31, 2024 and 2023 are as follows, Continued:

(In millions of won)		2023
Scope	Company	Operating revenue and others		Operating expense and others (*1)	Acquisition of property and equipment and others
Ultimate Controlling Entity	SK Inc.(*2)	~~W~~	12,897	542,435	79,080

Subsidiaries	SK Broadband Co., Ltd. (*3)		312,739	598,966	1,259
	PS&Marketing Corporation(*4)		7,226	1,257,951	1,483
	SK O&S Co., Ltd.		3,309	252,121	73,450
	SK Telink Co., Ltd.(*5)		108,567	12,838	—
	SERVICE ACE Co., Ltd.(*6)		15,058	125,219	—
	SERVICE TOP Co., Ltd.(*7)		10,933	127,703	—
	NATE Communications Corporation (Formerly, SK Communications Co., Ltd.)		1,440	3,309	1,936
	Others		9,529	26,665	1,008

			468,801	2,404,772	79,136

Associates	F&U Credit information Co., Ltd.		2,151	45,122	552
	SK AMERICAS Inc. (Formerly, SK USA Inc.)		—	5,384	—
	Daehan Kanggun BcN Co., Ltd.		12,972	—	—
	Others(*8)		8,806	15,717	827

			23,929	66,223	1,379

Others	SK Innovation Co., Ltd.		19,164	13,709	—
	SK Networks Co., Ltd.		1,256	12,303	—
	SK Networks Service Co., Ltd.		538	45,101	2,758
	SK Energy Co., Ltd.		1,837	363	—
	Content Wavve Corp.		14,478	87,238	—
	Happy Narae Co., Ltd.		148	30,242	79,776
	SK Shieldus Co., Ltd.		50,997	93,776	14,595
	Eleven Street Co., Ltd.		7,325	32,693	—
	SK Planet Co., Ltd.		5,793	79,926	7,642
	SK hynix Inc.		47,486	178	—
	Tmap Mobility Co., Ltd.		15,397	8,907	—
	Dreamus Company		4,815	76,755	284
	One Store Co., Ltd.		15,696	160	—
	UNA Engineering Inc.		—	5,842	18,177
	Others		33,481	27,223	13,142

			218,411	514,416	136,374

		~~W~~	724,038	3,527,846	295,969

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

36.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the years ended December 31, 2024 and 2023 are as follows, Continued:
(*1)	Operating expense and others include lease payments by the Company.
(*2)	Operating expense and others include ~~W~~218,019 million of dividends paid by the Company.
(*3)	Operating revenue and others include ~~W~~149,526 million of dividend income received.
(*4)	Operating expense and others include ~~W~~685,233 million paid to PS&Marketing Corporation relating to purchase of accounts receivable resulting from sale of handsets.
(*5)	Operating revenue and others include ~~W~~3,009 million of dividend income received.
(*6)	Operating revenue and others include ~~W~~4,004 million of dividend income received.
(*7)	Operating revenue and others include ~~W~~3,000 million of dividend income received.
(*8)

Operating revenue and others include ~~W~~2,165 million of dividends received from Korea IT Fund, ~~W~~5,906 million of dividends received from Citadel Pacific Telecom Holdings, LLC and ~~W~~735 million of dividends received from UNISK(Beijing) Information Technology Co., Ltd.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

36.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of December 31, 2024 and 2023 are as follows:

(In millions of won)		December 31, 2024
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate Controlling Entity	SK Inc.	~~W~~	—	1,166	71,672

Subsidiaries	SK Broadband Co., Ltd.		—	128,050	186,030
	PS&Marketing Corporation		—	1,152	56,531
	SK O&S Co., Ltd.		—	57	63,748
	SK Telink Co., Ltd.		—	23,625	11,705
	SERVICE ACE Co., Ltd.		—	412	25,150
	SERVICE TOP Co., Ltd.		—	24	22,578
	NATE Communications Corporation (Formerly, SK Communications Co., Ltd.)		—	2	7,489
	SK m&service Co., Ltd.		—	1,219	25,705
	Others		—	361	5,708

			—	154,902	404,644

Associates	F&U Credit information Co., Ltd.		—	—	4,000
	Daehan Kanggun BcN Co., Ltd.(*1)		22,147	—	—
	Konan Technology Inc.		—	—	63
	Others		—	353	2,715

			22,147	353	6,778

Others	SK hynix Inc.		—	11,948	206
	SK Planet Co., Ltd.		—	241	2,386
	Eleven Street Co., Ltd.		—	10,425	1,565
	One Store Co., Ltd.		—	474	9,883
	SK Shieldus Co., Ltd.		—	11,233	11,742
	SK Innovation Co., Ltd.		—	5,259	28,159
	SK Networks Co., Ltd.		—	262	26,319
	SK Networks Services Co., Ltd.		—	—	5,204
	Incross Co., Ltd.		—	1,650	20,215
	UNA Engineering Inc.		—	—	3,320
	Happy Narae Co., Ltd.		—	8	14,781
	Content Wavve Co., Ltd.		—	1,564	2
	Dreamus Company		—	313	2,055
	Others		—	8,106	9,861

			—	51,483	135,698

		~~W~~	22,147	207,904	618,792

(*1)	As of December 31, 2024, the Company recognized loss allowance for the entire balance of loans to Daehan Kanggun BcN Co., Ltd.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

36.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of December 31, 2024 and 2023 are as follows, Continued:

(In millions of won)		December 31, 2023
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate Controlling Entity	SK Inc.	~~W~~	—	1,411	85,758

Subsidiaries	SK Broadband Co., Ltd.		—	60,464	234,710
	PS&Marketing Corporation		—	1,230	57,560
	SK O&S Co., Ltd.		—	7	68,671
	SK Telink Co., Ltd.		—	22,632	18,154
	SERVICE ACE Co., Ltd.		—	460	26,828
	SERVICE TOP Co., Ltd.		—	—	24,208
	NATE Communications Corporation (Formerly, SK Communications Co., Ltd.)		—	2	7,033
	Others		—	3,230	15,775

			—	88,025	452,939

Associates	F&U Credit information Co., Ltd.		—	3	4,060
	Daehan Kanggun BcN Co., Ltd.(*1)		22,147	4,702	—
	SK AMERICAS Inc. (Formerly, SK USA Inc.)		—	—	972
	Konan Technology Inc.		—	—	224
	Others		—	—	2,239

			22,147	4,705	7,495

Others	SK hynix Inc.		—	6,806	2,251
	SK Planet Co., Ltd.		—	9,313	5,579
	Eleven Street Co., Ltd.		—	1,957	2,842
	One Store Co., Ltd.		—	509	14,691
	SK Shieldus Co., Ltd.		—	10,972	10,157
	SK Innovation Co., Ltd.		—	3,308	27,806
	SK Networks Co., Ltd.		—	41	32,003
	SK Networks Services Co., Ltd.		—	—	8,314
	SK RENT A CAR Co., Ltd.		—	70	14,101
	Incross Co., Ltd.		—	1,607	659
	UNA Engineering Inc.		—	—	2,558
	Mintit Co., Ltd.		—	17,025	—
	Happy Narae Co., Ltd.		—	8	5,193
	Content Wavve Co., Ltd.		—	1,476	—
	Dreamus Company		—	504	2,315
	Others		—	7,776	2,976

			—	61,372	131,445

		~~W~~	22,147	155,513	677,637

(*1)	As of December 31, 2023, the Company recognized loss allowance for the entire balance of loans to Daehan Kanggun BcN Co., Ltd.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

36.	Transactions with Related Parties, Continued

(5)

The Company has granted SK REIT Co., Ltd. the right of first offer regarding the disposal of specified real estates owned by the Company. Whereby, the negotiation period is within three ~ five years from June 30, 2021, when the agreement was signed, and the negotiation period of real estates on maturity was extended for three years as of June 30, 2024. In addition, the Company has been granted the right by SK REIT Co., Ltd. to lease the real estate in preference to a third party if SK REIT Co., Ltd. purchases the real estate from the Company.

(6)	Details of additional investments and disposal in subsidiaries, associates and joint ventures for the year ended December 31, 2024 are as presented in note 9.

37.	Commitments and Contingencies

(1)	Accounts receivable from sale of handsets

The sales agents of the Company sell handsets to the Company’s subscribers on an installment basis. The Company entered into comprehensive agreements to purchase accounts receivable from handset sales with retail stores and authorized dealers and to transfer the accounts receivable from handset sales to special-purpose companies which were established with the purpose of liquidating receivables, respectively.

The accounts receivable from sale of handsets amounting to ~~W~~241,962 million and ~~W~~291,747 million as of December 31, 2024 and 2023, respectively, which the Company purchased according to the relevant comprehensive agreement, are recognized as accounts receivable – other and long-term accounts receivable – other.

(2)	Legal claims and litigations

As of December 31, 2024, the Company is involved in various legal claims and litigations. Provision recognized in relation to these claims and litigations is immaterial. In connection with those legal claims and litigations for which no provision was recognized, management does not believe the Company has a present obligation, nor is it expected that any of these claims or litigations will have a material impact on the Company’s financial position or operating results in the event an outflow of resources is ultimately necessary.

(3)	Obligation relating to spin-off

The Company carried out the spin-off of its business of managing investments in semiconductor, New Information and Communication Technologies(“ICT”) and other businesses and making new investments on November 1, 2021. The Company has obligation to jointly and severally reimburse the Company’s liabilities incurred prior to the spin-off with SK Square Co., Ltd., the spin-off company, in accordance with Article 530-9 (1) of Korean Commercial Act.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

37.	Commitments and Contingencies, Continued

(4)	Commitment of acquisition and disposal of shares

The Board of Directors of the Company resolved the acquisition and disposal of certain shares in order to strengthen the strategic alliance with Hana Financial Group Inc.(“HFG”) at the Board of Directors’ meeting held on July 22, 2022. In accordance with the resolution, as of July 27, 2022, the Company disposed of its entire common shares of HanaCard Co., Ltd. (39,902,323 shares) and entire common shares of Finnq Co., Ltd. (6,370,000 shares) to HFG for ~~W~~330,032 million and ~~W~~5,733 million, respectively. Through the agreement with HFG, the Company is obligated to acquire HFG’s common shares from July 27, 2022 to January 31, 2024, after depositing ~~W~~330,032 million in a specific money trust, and the Company completed the acquisition of the shares for the year ended December 31, 2022. As a part of the aforementioned transaction, as of July 27, 2022, the Company disposed of its entire common shares of SK Square Co., Ltd. (767,011 shares) to HanaCard Co., Ltd. for ~~W~~31,563 million, and HanaCard Co., Ltd. is obligated to acquire the Company’s common shares from July 27, 2022 to January 31, 2024, after depositing ~~W~~68,437 million in a specific money trust, and completed the acquisition of the shares for the year ended December 31, 2022., The Company, HFG, and HanaCard Co., Ltd. may not dispose of shares they have acquired under the aforementioned transaction until March 31, 2025.

(5)	The acquisition cost of property and equipment and intangible assets to be incurred in subsequent periods under arrangements is ~~W~~22,034 million as of December 31, 2024.

(6)

According to the covenant for bond issuance and borrowings, the Company is required to maintain specific financial ratios, such as the debt ratio, at certain levels. The funds obtained must be used for specified purposes only, and regular reporting to lenders is mandated. Additionally, the contracts include clauses that restrict both provision of additional collateral of assets held by the Company and disposal of certain assets.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

38.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)
	2024		2023
Gain on foreign currency translations	~~W~~	(2,536)	(300)
Interest income		(43,168)	(36,937)
Dividends		(216,886)	(209,195)
Gain relating to financial instruments at FVTPL		(239,616)	(87,199)
Gain on disposal of property and equipment and intangible assets		(33,438)	(20,825)
Loss on foreign currency translations		1,392	660
Bad debt for accounts receivable – trade		33,085	28,765
Bad debt for accounts receivable – other		4,157	4,349
Loss relating to financial instruments at FVTPL		120,040	41,819
Gain (loss) relating to investments in subsidiaries, associates and joint ventures		(15,183)	19,012
Depreciation and amortization		2,780,178	2,833,327
Loss on disposal of property and equipment and intangible assets		14,301	3,929
Impairment loss on property and equipment and intangible assets		49,622	—
Loss on sale of accounts receivable – other		35,317	65,027
Interest expense		315,794	325,769
Expense related to defined benefit plan		53,244	55,298
Bonus paid by treasury shares		24,988	20,420
Share option		4,567	7,051
Income tax expense		196,600	295,189
Other income (expenses)		10,794	(11,965)

	~~W~~	3,093,252	3,334,194

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

38.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)
	2024		2023
Accounts receivable – trade	~~W~~	(44,625)	(99,070)
Accounts receivable – other		(79,650)	78,157
Advanced payments		3,309	9,089
Prepaid expenses		28,161	66,413
Inventories		(10,887)	(4,741)
Long-term accounts receivable – other		140,941	60,799
Guarantee deposits		14,880	(3,781)
Contract assets		3,037	11,486
Accounts payable – other		(86,893)	(225,677)
Withholdings		109,194	4,802
Deposits received		(81)	4,806
Accrued expenses		88,013	33,086
Plan assets		(464)	(13,876)
Retirement benefits payment		(76,849)	(38,347)
Contract liabilities		13,998	(29,187)
Others		(2,349)	(2,333)

	~~W~~	99,735	(148,374)

(3)	Material non-cash transactions for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)
	2024		2023
Decrease in accounts payable – other relating to the acquisition of property and equipment and intangible assets	~~W~~	(170,233)	(314,811)
Increase of right-of-use assets		325,743	253,838
Transfer from property and equipment to investment property		(8,435)	6,264

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

38.	Statements of Cash Flows, Continued

(4)	Reconciliation of liabilities arising from financing activities for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)
	2024
					Non-cash transactions
	January 1, 2024		Cash flows		Exchange rate changes(*)	Fair value changes	Other changes	December 31, 2024

Total liabilities from financing activities:
Long-term borrowings	~~W~~	640,000		(190,000)	—	—	—	450,000
Debentures		6,666,939		(162,857)	126,112	—	5,000	6,635,194
Lease liabilities		1,226,545		(341,989)	—	—	273,896	1,158,452
Long-term payables – other		1,260,453		(369,150)	—	—	16,417	907,720
Derivative financial assets		(116,210)		—	—	(112,612)	—	(228,822)
Derivative financial liabilities		—		—	—	748	—	748

	~~W~~	9,677,727		(1,063,996)	126,112	(111,864)	295,313	8,923,292
Other cash flows from financing activities:
Payments of cash dividends			~~W~~	(753,390)
Payments of interest on hybrid bonds				(19,800)
Acquisition of treasury shares				(15,788)

				(788,978)

			~~W~~	(1,852,974)

(*)	The effect of changes in foreign exchange rates for financial liabilities at amortized cost.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

38.	Statements of Cash Flows, Continued

(4)	Reconciliation of liabilities arising from financing activities for the years ended December 31, 2024 and 2023 are as follows, Continued:

(In millions of won)
	2023
					Non-cash transactions
	January 1, 2023		Cash flows		Exchange rate changes(*)	Fair value changes	Other changes	December 31, 2023
Total liabilities from financing activities:
Short-term borrowings	~~W~~	100,000		(100,000)	—	—	—	—
Long-term borrowings		740,000		(100,000)	—	—	—	640,000
Debentures		6,988,970		(367,815)	15,412	—	30,372	6,666,939
Lease liabilities		1,379,311		(354,235)	—	—	201,469	1,226,545
Long-term payables – other		1,638,341		(400,245)	—	—	22,357	1,260,453
Derivative financial assets		(222,622)		126,000	—	(19,588)	—	(116,210)

	~~W~~	10,624,000		(1,196,295)	15,412	(19,588)	254,198	9,677,727
Other cash flows from financing activities:
Payments of cash dividends			~~W~~	(723,215)
Payments of interest on hybrid bonds				(17,283)
Acquisition of treasury shares				(285,487)
Proceeds of hybrid bonds				398,509
Redemption of hybrid bonds				(400,000)

				(1,027,476)

			~~W~~	(2,223,771)

(*)	The effect of changes in foreign exchange rates for financial liabilities at amortized cost.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

39.	Emissions Liabilities

(1)	The quantity of emissions rights allocated free of charge for each implementation year as of December 31, 2024 are as follows:

(In tCO2-eQ)
	Quantities allocated in 2021	Quantities allocated in 2022	Quantities allocated in 2023	Quantities allocated in 2024	Quantities allocated in 2025	Total
Emissions rights allocated free of charge(*)	1,031,526	1,223,008	1,327,809	1,020,903	1,020,903	5,624,149

(*)	The changes in quantity due to additional allocation, cancellation of allocation and others are considered.

(2)	Changes in emissions rights quantities the Company held are as follows:

(In tCO2-eQ)
	Quantities allocated in 2022	Quantities allocated in 2023	Quantities allocated in 2024	Total
Beginning	—	306,575	414,356	720,931
Allocation at no cost	1,223,008	1,327,809	1,020,903	3,571,720
Purchase	204,761	(70,789)	—	133,972
Surrendered or shall be surrendered	(1,121,194)	(1,149,239)	(1,236,210)	(3,506,643)

Ending	306,575	414,356	199,049	919,980

(3)	As of December 31, 2024, the estimated annual greenhouse gas emissions quantities of the Company are 1,236,210 tCO2-eQ.

40.	Non-current Assets Held for Sale

Non-current assets held for sale as of December 31, 2024 and 2023 are as follows:

(In millions of won)
		December 31, 2024		December 31, 2023
Investments in subsidiaries	NATE Communications Corporation (Formerly, SK Communications Co., Ltd.)	~~W~~	7,035	—
Investments in associates	F&U Credit information Co., Ltd.		4,533	—

		~~W~~	11,568	—

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

41.	Subsequent Events

The Company entered into a stock sale agreement in which the Company disposes of the entire shares of NATE Communications Corporation (formerly, SK Communications Co., Ltd.) and F&U Credit information Co., Ltd. on December 18, 2024, and completed the disposal of the shares of NATE Communications Corporation (formerly, SK Communications Co., Ltd.) on January 23, 2025.

Audit opinion on internal control over financial reporting

The accompanying independent auditor’s report on internal control over financial reporting is attached as a result of auditing the internal control over financial reporting of SK Telecom Co., Ltd. (the “Company”) and the separate financial statements of the Company for the year ended December 31, 2024 in accordance with the Article 8 of the Act on External Audit of Stock Companies.

Attachments:

1.	Independent auditor’s report on Internal Control over Financial Reporting

2.	Management’s Annual Report on Internal Control over Financial Reporting

Independent auditor’s report on Internal Control over Financial Reporting

(Based on a report originally issued in Korean)

SK Telecom Co., Ltd.:

The Shareholders and Board of Directors

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting (“ICFR”) of SK Telecom Co., Ltd.’s (the “Company”) based on the Conceptual Framework for Designing and Operating ICFR (“ICFR Design and Operation Framework”) established by the Operating Committee of ICFR in Korea (the “ICFR Committee”) as of December 31, 2024.

In our opinion, the Company’s ICFR has been effectively designed and operated, in all material respects, as of December 31, 2024, in accordance with the ICFR Design and Operation Framework.

We also have audited, in accordance with Korean Standards on Auditing (“KSA”), the separate statement of financial position as of December 31, 2024, the separate statements of income, comprehensive income, changes in equity, and cash flows for the year then ended, and notes to the separate financial statements, including a summary of material accounting policies, of the Company, and our report dated March 10, 2025 expressed an unqualified opinion thereon.

Basis for Opinion on ICFR

We conducted our audit in accordance with KSA. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of ICFR section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of ICFR in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of Management and Those Charged with Governance for ICFR

Management is responsible for designing, operating, and maintaining effective ICFR, and for its assessing the effectiveness of ICFR, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting.

Those charged with governance are responsible for overseeing the Company’s ICFR process.

Auditor’s Responsibilities for the Audit of ICFR

Our responsibility is to express an opinion on the Company’s ICFR based on our audit. We conducted our audit in accordance with KSA. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective ICFR was maintained in all material respects.

An audit of ICFR involves performing procedures to obtain audit evidence as to whether a material weakness exists. The procedures selected depend on the auditor’s judgment, including the assessment of the risks that a material weakness exists An audit also includes testing and evaluating the design and operation of ICFR based on obtaining an understanding of ICFR and the assessed risk.

ICFR definition and Inherent Limitations

A company’s ICFR is implemented by those charged with governance, management, and other employees and is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”). A company’s ICFR includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with KIFRS, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, ICFR may not prevent, or detect misstatements of the financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that ICFR may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The engagement partner on the audit resulting in this independent auditor’s report is Yoo, Jung Ho.

March 10, 2025

This report is effective as of March 10, 2025, the independent auditor’s report date. Accordingly, certain material subsequent events or circumstances may have occurred during the period from the auditor’s report date to the time this report is used. Such events and circumstances could significantly affect the Company’s ICFR and may result in modifications to this report.

Management’s Annual Report on Internal Control over Financial Reporting

English translation of a Report Originally Issued in Korean

To Shareholders, the Board of Directors and Audit Committee of

SK Telecom Co., Ltd.

We, as the Chief Executive Officer (“CEO”) and Internal Control over Financial Reporting (“ICFR”) Officer of SK Telecom Co., Ltd. (“the Company”), assessed the status of the design and operation of the Company’s ICFR for the year ending December 31, 2024.

The Company’s management including the CEO and ICFR Officer is responsible for designing and operating ICFR. We, as the CEO and ICFR Officer (collectively, “We”, “Our” or “Us”), evaluated whether the ICFR has been appropriately designed and is effectively operating to prevent and detect error or fraud which may cause material misstatement of the financial statements to ensure preparation and disclosure of reliable financial information.

We used the ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting’ established by the Operating Committee of Internal Control over Financial Reporting in Korea (the “ICFR Committee”)’ as the criteria for design and operation of the Company’s ICFR. We also conducted an evaluation of ICFR based on the ‘Management Guideline for Evaluating and Reporting Effectiveness of Internal Control over Financial Reporting’ established by the ICFR Committee.

Based on our assessment of ICFR operation, we concluded that the Company’s ICFR has been appropriately designed and is operating effectively in all material respects as of December 31, 2024, in accordance with the ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting’.

We certify that this report does not contain any untrue statement of a fact, or omit to state a fact necessary to be presented herein. We also certify that this report does not contain or present any statements which might cause material misunderstandings of the readers, and we have reviewed and verified this report with sufficient care.

February 25, 2025

/s/ Kim, Yang Seob
Internal Control over Financial Reporting Officer

/s/ Ryu, Young Sang
Chief Executive Officer